UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934

                                 IFX CORPORATION
                           --------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                           --------------------------
                         (Title of Class of Securities)

                                   449518-20-8
                           --------------------------
                                 (CUSIP Number)

                                 Dennis J. Olle
                              Adorno & Zeder, P.A.
                            2601 South Bayshore Drive
                                   Suite 1600
                              Miami, Florida 33133
                                 (305) 858-5555
                           --------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 13, 2000
                           --------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include signed originals and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

CUSIP No. 449518-20-8                                                                  Page 2 of 7
--------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         International Technology  Investments, L.C.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                      (a)      [ ]
                                                                                      (b)      [X]
3        SEC USE ONLY

4        SOURCE OF FUNDS (See Instructions)

         Not Applicable.

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION  -    Nevada, U.S.A.

                              7       SOLE VOTING POWER

                                      -0-
          NUMBER OF
            SHARES            8       SHARE VOTING POWER
         BENEFICIALLY
           OWNED BY                   4,500,000 shares of Common Stock
             EACH
           REPORTING          9       SOLE DISPOSITIVE POWER
            PERSON
             WITH                     -0-

                              10      SHARED DISPOSITIVE POWER

                                      4,500,000 shares of Common Stock

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,500,000 shares of Common Stock

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)  [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.7%

14       TYPE OF REPORTING PERSON (See Instructions)
              OO (International Technology Investments, L.C. is a limited liability company organized under the laws of the State of Nevada)

                                 SCHEDULE 13D/A

CUSIP No. 449518-20-8                                                                  Page 3 of 7
--------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Michael Shalom

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                      (a)      [ ]
                                                                                      (b)      [X]
3        SEC USE ONLY

4        SOURCE OF FUNDS (See Instructions)

         Not Applicable.

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION  -    U.S.A.

                              7       SOLE VOTING POWER

                                      6,425
          NUMBER OF
            SHARES            8       SHARE VOTING POWER
         BENEFICIALLY
           OWNED BY                   4,500,000 shares of Common Stock
             EACH
           REPORTING          9       SOLE DISPOSITIVE POWER
            PERSON
             WITH                     6,425

                              10      SHARED DISPOSITIVE POWER

                                      4,500,000 shares of Common Stock

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,506,425 shares of Common Stock

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)  [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.7%

14       TYPE OF REPORTING PERSON (See Instructions)

         IN

CUSIP No. 449518-20-8                                                Page 4 of 7

                           RIDER TO SCHEDULE 13D/A OF
                   INTERNATIONAL TECHNOLOGY INVESTMENTS, L.C.

         Item 1.  Security and Issuer

                  Common Stock
                  IFX Corporation
                  707 Skokie Boulevard
                  5th Floor
                  Northbrook, IL 60062

         Item 2.  Identity Background

                  (a)-(c), (f) The names of the persons filing this Schedule 13D/A are (i) International Technology Investments, L.C., a Nevada limited liability company ("ITI"); (ii) Philistar Ltd., a Cayman Islands corporation ("Philistar"); (iii) Michael Shalom ("Shalom"); and (vii) Joseph Matalon ("Matalon") (collectively referred to herein as the "Reporting Persons"). Philistar is the holder of a controlling interest in ITI. The directors of Philistar are Director Services Ltd., a Cayman Islands corporation, International Corporation Services Ltd., a Cayman Islands corporation and Joseph Matalon. Pursuant to an amendment of the Operating Agreement of ITI, Michael Shalom is the manager of ITI. In September 1999, Mr. Shalom, a U.S. citizen, was elected as the Chief Executive Officer of IFX Corporation.

                  Pursuant to Articles of Merger dated December 27, 1999 and filed with the Secretary of State of Nevada, International Technology Investments, L.C., a Florida limited liability ("ITI Florida") company merged into International Technology Investments, L.C., a Nevada limited liability company. ITI is the surviving entity of the merger and the separate corporate existence of ITI Florida has ceased. The members, manager and ownership of ITI are identical to that of ITI Florida.

                  The principal business of ITI is the investment in IFX Corporation and similar investment opportunities. The principal business of Philistar is its investment in ITI and similar investment opportunities. The principal business of Shalom is as Chief Executive Officer of IFX Corporation. The principal business of Matalon is as director of Philistar and other business ventures. The business address of ITI is 1135 Terminal Way, Suite 106, Reno, Nevada 89502. The business address of Philistar is One Regis Place, Midland Bank Trust Building, P.O. Box 472G, George Town, Grand Cayman, Cayman Islands, British West Indies. The business address for Shalom is 15050 N.W. 79 Ct., Suite 200, Miami Lakes, FL 33016. The business address of Matalon is 7-9 Harbour Street, Kingston, Jamaica, West Indies.

                  (d) and (e) During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining

CUSIP No. 449518-20-8                                                Page 5 of 7

future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3.  Source and Amount of Funds or other Consideration

                  Up until October 13, 2000 the Reporting Persons had acquired an aggregate of 6,000,000 shares of Common Stock of the Issuer pursuant to a Subscription and Joint Venture Agreement dated November 23, 1998 (the "Subscription Agreement"), attached hereto as Exhibit A. On October 13, 2000, the Reporting Persons sold 1,500,000 shares of Common Stock of the Issuer pursuant to a Purchase and Sale Agreement dated October 13, 2000 ("Purchase and Sale Agreement"), attached hereto as Exhibit D.

         Item 4.  Purpose of Transaction

                  All shares of Common Stock acquired by the Reporting Persons have been acquired for investment purposes only. The shares were not acquired for the purpose of changing or influencing the control of the Issuer; however, exercises of the option and the appointment of a director of the issuer by ITI pursuant to the Stockholders Agreement described in Item 5, below, may have the effect of changing or influencing the control of the Issuer.

                  Other than as described above, the Reporting Persons have no present plans or proposals which relate to or would result in: (i) the acquisition by any person of any additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities and Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

         Item 5.  Interest in Securities of the Issuer

                  (a) ITI is the record owner of 4,500,000 shares of the Common Stock of the Issuer, which represents 33.7% of the issued and outstanding shares of the Common Stock of the Issuer.

CUSIP No. 449518-20-8                                                Page 6 of 7

                  (b) Each of Michael Shalom, Joseph Matalon and Philistar are the beneficial owners of 4,500,000 shares of the Common Stock of the Issuer, which represents 33.7% of the issued and outstanding shares of the Common Stock of the Issuer. ITI is deemed to share beneficial ownership of all such shares with Philistar (by reason of Philistar's status as the holder of a controlling interest in, ITI), Shalom (as ITI's manager) and Matalon (as principal and director of Philistar). Collectively, ITI, Shalom, Matalon and Philistar share voting and dispositive power with respect to these shares.

                  (c) On June 15, 2000, a Stockholders Agreement was entered into by and among ITI, Michael Shalom, the Issuer, UBS Capital Americas III, L.P. ("UBS LP"), UBS Capital LLC ("UBS LLC"), Lee S. Casty and Joel Eidelstein, a copy of which is attached hereto as Exhibit B.

                      On June 15, 2000, the Issuer, UBS LP, UBS LLC, ITI and Lee
S. Casty entered into a Registration Rights Agreement, a copy of which is attached hereto as Exhibit C.

                      On October 13, 2000, the Reporting Persons sold 1,500,000 shares of Common Stock of the issuer for an aggregate of $9,000,000 ($6.00 per share). The sale was effected pursuant to the Purchase and Sale Agreement between ITI, UBS LP, UBS LLC and Michael Shalom and was executed in Miami-Dade County, Florida.

                  (d) Not applicable.

                  (e) Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

                  Not applicable.

         Item 7.  Materials to be Filed as Exhibits

                  Exhibit A:  Subscription and Joint Venture Agreement,
                              incorporated by reference to the Issuer's Schedule 13D, as filed with the Securities and Exchange Commission on December 3, 1998.

                  Exhibit  B: Stockholders Agreement.

                  Exhibit  C: Registration Rights Agreement.

                  Exhibit  D: Purchase and Sale Agreement.

CUSIP No. 449518-20-8                                                Page 7 of 7

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       INTERNATIONAL TECHNOLOGY INVESTMENTS,
                                       L.C., a Nevada limited liability company

Dated: October 19, 2000                By: /s/ Michael Shalom
                                          -------------------------------------
                                           Michael Shalom, Manager

                                                                       EXHIBIT B

                             STOCKHOLDERS AGREEMENT

                                      among

                                IFX CORPORATION,

                         UBS CAPITAL AMERICAS III, L.P.,

                                UBS CAPITAL LLC,

                    INTERNATIONAL TECHNOLOGY INVESTMENTS, LC,

                                JOEL EIDELSTEIN,

                                 MICHAEL SHALOM

                                       and

                                  LEE S. CASTY

                            dated as of June 15, 2000

                                 IFX CORPORATION

                             STOCKHOLDERS AGREEMENT

     THIS AMENDED AND RESTATED STOCKHOLDERS AGREEMENT (this "Agreement") is entered as of June 15, 2000, among IFX CORPORATION, a Delaware corporation (the "Company"), UBS CAPITAL AMERICAS III, L.P., a Delaware limited partnership, and UBS CAPITAL LLC, a Delaware limited liability company (collectively, "UBS" and together with successors and assigns, the "Investor Stockholders"), INTERNATIONAL TECHNOLOGY INVESTMENTS, LC, a Nevada limited liability company ("ITI"), JOEL EIDELSTEIN, individually, ("Eidelstein") MICHEAL SHALOM, individually, (and together with any Affiliated entities, "Shalom"), and LEE S. CASTY, individually ("Casty", and collectively with ITI, Shalom and Eidelstein, the "Stockholders").

                                    RECITALS
                                    --------

         WHEREAS, the Company and the Investor Stockholders have entered into the IFX Corporation Preferred Stock Purchase Agreement, dated the date hereof (the "Stock Purchase Agreement"), pursuant to which the Investor Stockholders will purchase newly issued shares of Class I and Class II Series A Convertible Preferred Stock, par value $1.00 per share, of the Company ("Series A Preferred Stock"); and

         WHEREAS, the parties hereto desire to enter into certain arrangements relating to the Company.

         NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual promises hereinafter set forth, the parties hereto agree as follows:

                                    ARTICLE I

                                   DEFINITIONS

         SECTION 1.1 Certain Defined Terms. As used herein, the following terms shall have the following meanings:

         "Acquisition" has the meaning assigned to such term in Section 4.1(a).

         "Acquisition Restrictions" has the meaning assigned to such term in
Section 4.1(a).

         "Affiliate" means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person, for so long as such Person remains so associated to the specified Person, or, in the case of an individual, such individual's spouse, lineal descendents or a trust primarily for the benefit of such individual or any of the foregoing.

         "Agent" has the meaning assigned to such term in Section 5.13.

         "as converted" has the meaning assigned to such term in Section 2.3.

         "beneficial owner" or "beneficially own" has the meaning given such term in Rule 13d-3 under the Exchange Act and a Person's beneficial ownership of Common Stock or Series A Preferred Stock or other Voting Securities of the Company shall be calculated in accordance with the provisions of such Rule; provided, however, that for purposes of determining beneficial ownership, (i) a Person shall be deemed to be the beneficial owner of any security which may be acquired by such Person whether within 60 days or thereafter, upon the conversion, exchange or exercise of any warrants, options, rights or other securities and (ii) no Person shall be deemed to beneficially own any security solely as a result of such Person's execution of this Agreement.

         "Board" means the Board of Directors of the Company.

         "Business Day" means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in New York City on the city of Miami, Florida.

         "Buyer" has the meaning assigned to such term in Section 3.6.

         "Bylaws" means the Bylaws of the Company, as in effect on the date hereof and as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof, the terms of the Certificate and the terms of this Agreement.

         "Capital Stock" means, with respect to any Person at any time, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of capital stock, partnership interests (whether general or limited) or equivalent ownership interests in or issued by such Person, and includes, in the case of the Company without limitation, any and all shares of Common Stock and Series A Preferred Stock.

         "Casty" has the meaning assigned to such term in the preamble.

         "Casty Representative" has the meaning assigned to such term in Section 2.1(a).

         "Certificate" means the Certificate of Incorporation of the Company, as in effect on the date hereof and as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

         "Certificate of Designation" means the Certificate of Designation, Number, Powers, Preferences and Relative, Participating and Other Rights of Series A Convertible Preferred Stock of the Company in the form attached as Exhibit B to the Stock Purchase Agreement.

         "Common Stock" means the common stock, par value $0.02 per share, of the Company and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or other similar reorganization.

         "control" (including the terms "controlled by" and "under common control with"), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

         "Director" means any member of the Board.

         "Eidelstein" has the meaning assigned to such term in the preamble.

         "Equity Securities" means any and all shares of Capital Stock of the Company, securities of the Company convertible into, or exchangeable or exercisable for, such shares, and options, warrants or other rights to acquire such shares.

         "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any similar federal statute and the rules and regulations promulgated thereunder.

         "Holder" means an Investor Stockholders and any other holder of Equity Securities who or which is a permitted transferee of an Investor Stockholders pursuant to Section 3.1(c).

         "Independent Director" has the meaning specified in Rule 4200(a)(15) of the NASD listing standards, as in effect on the date hereof and as the same may be amended or supplemented, or in any successor rule or regulation.

         "Investor Representative" has the meaning assigned to such term in
Section 2.1(a).

         "ITI" has the meaning assigned to such term in the preamble.

         "ITI Representative" has the meaning assigned to such term in Section 2.1(a).

         "Joint Representative" has the meaning assigned to such term in Section 2.1(a).

         "NASD" means the National Association of Securities Dealers, Inc.

         "Offer" has the meaning assigned to such term in Section 3.5(a).

         "Offered Shares" has the meaning assigned to such term in Section
3.5(a).

         "Person" means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivisions thereof or any other entity.

         "Proposed Transferee" has the meaning assigned to such term in Section 3.5(a).

         "Pro Rata Fraction" has the meaning assigned to such term in Section 3.5(c).

         "Qualified Public Offering" has the meaning assigned to such term in the Stock Purchase Agreement.

         "Registration Agreement" has the meaning assigned to such term in the Stock Purchase Agreement.

         "Representatives" has the meaning assigned to such term in Section 2.1(b).

         "SEC" means the U.S. Securities and Exchange Commission or any other federal agency then administering the federal securities laws.

         "Securities Act" has the meaning assigned to such term in Section 3.1.

         "Series A Preferred Stock" has the meaning assigned to such term in the recitals.

         "Seller" has the meaning assigned to such term in Section 3.5(a).

         "Shalom" has the meaning assigned to such term in the preamble.

         "Stockholder" has the meaning assigned to such term in the preamble.

         "Stock Purchase Agreement" has the meaning assigned to such term in the recitals.

         "Subsequent Closing" has the meaning assigned to such term in the Stock Purchase Agreement.

         "Transfer" means, directly or indirectly, to sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any shares of Equity Securities beneficially owned by a Person or any interest in any shares of Equity Securities beneficially owned by a Person.

         "Voting Securities" means, at any time, shares of any class of Equity Securities of the Company which are then entitled to vote generally in the election of Directors.

         SECTION 1.2 Other Definitional Provisions.

         (a) The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Article and Section references are to this Agreement unless otherwise specified.

         (b) The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

                                   ARTICLE II

                              CORPORATE GOVERNANCE

         SECTION 2.1 Board Representation.

         (a) Effective on the date hereof, the Board shall, except as otherwise provided below, be comprised of seven (7) Directors of whom: (i) two (2) shall be designees of the Investor Stockholders (the "Investor Representatives"), (ii) one (1) shall be a designee of ITI (the "ITI Representative"), (iii) one (1) shall be a designee of Casty (the "Casty Representative"), (iv) one (1) shall be jointly designated by ITI and Casty (the "Joint Representative") and (v) the others shall be Independent Directors acceptable to the Investor Stockholders (with such consent not to be unreasonably withheld) who, commencing with the election of Directors at the next annual meeting of stockholders, have been elected by the holders of a majority of the outstanding Voting Securities. The initial Investor Representatives shall be Charles W. Moore and Mark O. Lama, the initial ITI Representative shall be Michael Shalom, the initial Casty Representative shall be Joel Eidelstein, and the initial Joint Representative shall be Zalman Lekach. If, at any time, ITI and Casty are unable to agree upon the designation of a Joint Representative, the Joint Representative shall be designated by Jose Leiman. Notwithstanding the foregoing, at such time as an Independent Director acceptable to the Investor Stockholders (with such consent not to be unreasonably withheld) and the holders of a majority of the outstanding Voting Securities held by the Stockholders has been elected to the Board, the Investor Stockholders shall only be entitled to designate one Investor Representative, and the Investor Stockholders shall thereafter, as promptly as practicable, take all action necessary to cause one of the Investor Representatives to resign from the Board. For purposes hereof, the Series A Preferred Director (as defined in the Certificate of Designation) shall count as one of the two Investor Representatives.

         (b) The Company shall take such action as may be required under applicable law (i) to cause the Board to consist of the number of Directors specified in clause (a), (ii) to include in the slate of nominees recommended by the Board the Investor Representatives, the ITI Representative, the Casty Representative and the Joint Representative (collectively, the "Representatives"), with the remaining Directors to be Independent Directors acceptable to the Investor Stockholders (with such acceptance not to be unreasonably withheld) and (iii) to cause the Investor Representatives to be duly appointed in accordance with the foregoing and the Certificate of Designation. The Company agrees to use its reasonable best efforts to cause the election of the Representatives to the Board, including nominating such individuals to be elected as Directors as provided herein.

         (c) Each of the Investor Stockholders, ITI and Casty agrees to vote, or act by written consent with respect to any Voting Securities beneficially owned by him or it, at each annual or special meeting of the stockholders of the Company at which Directors are to be elected or to take all actions by written consent in lieu of any such meeting as are necessary to cause the Representatives designated by the others in accordance with the terms of this Agreement to be elected to the Board and agrees to use his or its reasonable best efforts to cause the election of each such designee to the Board, including nominating such individuals to be elected as Directors.

         (d) In the event that a vacancy is created at any time by the death, disability, retirement, resignation or removal (with or without cause) of any Representative, the remaining Directors and the Company shall cause the vacancy created thereby to be filled by a new designee of the party or parties that designated such Director as soon as possible, who is designated in the manner specified in this Section 2.1. Each of the Company, each Investor Stockholders, ITI and Casty hereby agrees to take, at any time and from time to time, all actions necessary to accomplish the same. Upon the written request of the Investor Stockholders, ITI and/or Casty, as the case may be, each of the others shall vote, or act by written consent with respect to all Voting Securities beneficially owned by him or it and otherwise take or cause to be taken all actions necessary to remove any Director designated by the former. Unless the Investor Stockholders, ITI and/or Casty, as the case may be, shall otherwise request in writing, none of the others shall take any action to cause the removal of any Director designated by the former.

         (e) Without the written consent of the Investor Stockholders, each of the Company, ITI and Casty agrees not to take any action that would cause the number of Directors constituting the entire Board to be other than seven (7).

         (f) The covenants and agreements set forth herein shall be subject to the fiduciary obligations of the designees of the Investor Stockholders, ITI and Casty now or hereafter serving on the Board and shall not prevent the designees of the Investor Stockholders, ITI or Casty now or hereafter serving on the Board from taking any action or refraining to take any action while acting in the capacity as a Director of the Company. The foregoing shall not limit the obligations of the Investor Stockholders, ITI and Casty in their capacity as stockholders of the Company hereunder.

         SECTION 2.2 Committees. The Company shall, except as provided below, by amending its Bylaws or otherwise, establish and maintain a Compensation Committee and an Audit Committee of the Board which satisfies the requirements of this Section. Each Committee shall consist of three (3) Directors, one (1) of whom shall be an Investor Representative. The Compensation Committee shall have responsibility for compensation matters customarily addressed by compensation committees of similarly situated companies and shall have the full power and authority of the Board with respect thereto, except as limited by applicable law. The two (2) members of the Committee who are not Investor Representatives may not be employees of the Company or any subsidiary. The Audit Committee shall have responsibility for matters customarily addressed by audit committees of similarly situated companies and shall have the full power and authority of the Board with respect thereto, except as limited by applicable law. The two (2) members of the Audit Committee who are not Investor Representatives shall not be members of the Compensation Committee. Notwithstanding anything to the contrary herein, the Investor Stockholders acknowledge and agree that the composition of the Compensation and Audit Committees must satisfy any applicable rules and regulations of the SEC and the NASD as in effect from time to time.

         SECTION 2.3 Termination of Rights. Notwithstanding Section 2.1, at such time following a Qualified Public Offering as the Investor Stockholders and their Affiliates shall cease to own in the aggregate at least 25% of the number of shares of Common Stock (determined with respect to the Preferred Stock and any other Equity Securities owned by the Investor Stockholders and their Affiliates that are convertible into, or exchangeable or exercisable for Common Stock, on an as-converted, exchanged or exercised basis (any determination made in accordance with the foregoing shall hereinafter be referred to as "as converted")) that the Investor Stockholders held as of the Subsequent Closing (adjusted for stock splits, combinations, stock dividends and the like), the Investor Stockholders shall cease to have the right to designate Directors and members of the Compensation Committee and Audit Committee pursuant to Sections
2.1 and 2.2, and all other rights of the Investor Stockholders under this
Article II shall terminate.

                                   ARTICLE III

                                    TRANSFERS

         SECTION 3.1 Investor Stockholders Transfers. Each Investor Stockholders hereby agrees that it shall not Transfer any shares of its Equity Securities, unless such Transfer is effected through (a) a public offering registered under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act"), (b) sales made pursuant to Rule 144 under the Securities Act, or any successor provisions or (c) sales involving Transfers of Equity Securities with a purchase price in excess of $1,000,000 (per transaction) which may be effected without registration under the Securities Act, provided that any Transfer to a Person which the Company reasonably considers a competitor shall be prohibited for purposes of clause
(c). Any Equity Securities Transferred pursuant to clauses (a) or (b) shall no longer be subject to this Agreement. Each transferee Holder under clause (c) shall agree in writing with the Company and the other Stockholders as a condition to such Transfer, to be bound by all of the provisions of this Agreement to the same extent as if such transferee were the transferring Investor Stockholders, and all stock certificates representing shares transferred to a Holder shall bear a legend providing notice of the restrictions contained in this Agreement.

         SECTION 3.2 Stockholder Transfers. Each Stockholder hereby agrees that it shall not Transfer any shares of its Equity Securities, unless such Transfer is effected through (a) a public offering registered under the Securities Act,
(b) sales made pursuant to Rule 144 under the Securities Act or any successor provisions or (c) a Transfer otherwise permitted hereunder and in compliance herewith. Transfers pursuant to clause (b) or (c) shall also comply with Section 3 of the Restated Registration Agreement. Any Equity Securities Transferred pursuant to clauses (a) or (b) shall no longer be subject to this Agreement, except as provided herein.

         SECTION 3.3 Transfers by Eidelstein, ITI and Shalom.

         (a) ITI and Shalom agree that neither such Stockholder nor any of its Affiliates shall, Transfer more than the number of Shares of Common Stock permitted under Rule 144(e) of the Securities Act until the Pledge Agreements (as defined below) are satisfied, and thereafter, ITI and Shalom agree that neither such Stockholder nor any of its Affiliates shall, Transfer more than 25,000 Shares of Common Stock during any calendar quarter, in each case, without the written consent of the Investor Stockholders or without compliance with Sections 3.5 and 3.6; provided that Transfers by ITI and Shalom shall be aggregated for purposes of the foregoing. Eidelstein hereby agrees that neither he nor any of his Affiliates shall, Transfer more than 25,000 Shares of Common Stock during any calendar quarter ("Permitted Sales") without the written consent of the Investor Stockholders, which consent shall not be unreasonably withheld or delayed or without compliance with Sections 3.5 and 3.6. Notwithstanding the foregoing, (i) such Stockholders may Transfer all or any of their Equity Securities (x) by way of gift to any member of such Stockholder's family or to any trust for the benefit of any such family member of such Stockholder or to any other Affiliate (including, without limitation, the members of ITI), provided that any such transferee shall agree in writing with the Company and the Investor Stockholders as a condition to such Transfer, to be bound by all of the provisions of this Agreement to the same extent as if such transferee were such Stockholder, or (y) by will or the laws of descent and distribution; provided, however, in such event each such transferee shall be bound by all of the provisions of this Agreement to the same extent as if such transferee were such Stockholder; and provided, further, that each such transferee shall execute an irrevocable proxy appointing the original Stockholder (except in the case of death of the original Stockholder) transferring such shares as proxy to vote all such shares so transferred, such appointment shall be coupled with an interest, and all stock certificates representing such shares shall bear a legend providing notice of such appointment of proxy and the restrictions contained in this Agreement, and (ii) the restrictions described herein shall not prohibit the pledges by ITI of 6,000,000 shares of Common Stock, in the aggregate, pursuant to the pledge agreements listed on Exhibit A hereto (the "Pledge Agreements") or any replacement or substitute agreement which shall be on no less favorable terms to the pledgor than the Pledge Agreements, but such shares shall otherwise be subject to this Agreement. As used herein, the term "family" shall include any spouse, lineal ancestor or descendant, brother or sister.

         (b) The provisions of this Section 3.3 shall terminate upon the earlier of: (i) a Qualified Public Offering and (ii) the time at which the Investor Stockholders and the other Holders own fewer than 50% of the number of shares of Common Stock (determined on an as converted basis) that the Investor Stockholders owned as of the Subsequent Closing (adjusted for stock splits, combinations, stock dividends and the like).

         SECTION 3.4 Transfers by Casty. Casty agrees that neither he nor any of his Affiliates shall, Transfer more than the number of Shares of Common Stock permitted under Rule 144(e) of the Securities Act without the written consent of the Investor Stockholders, which consent shall not be unreasonably withheld or delayed or without compliance with Sections 3.5 and 3.6. Notwithstanding the foregoing, Casty may Transfer all or any of his Equity Securities (a) by way of gift to any member of such Stockholder's family or to any trust for the benefit of any such family member of such Stockholder or to any other Affiliate, provided that any such transferee shall agree in writing with the Company and the Investor Stockholders as a condition to such Transfer, to be bound by all of the provisions of this Agreement to the same extent as if such transferee were such Stockholder, or (b) by will or the laws of descent and distribution; provided, however, in such event each such transferee shall be bound by all of the provisions of this Agreement to the same extent as if such transferee were such Stockholder; and provided, further, that each such transferee shall execute an irrevocable proxy appointing the original Stockholder (except in the case of death of the original Stockholder) transferring such shares as proxy to vote all such shares so transferred, such appointment shall be coupled with an interest, and all stock certificates representing such shares shall bear a legend providing notice of such appointment of proxy and the restrictions contained in this Agreement.

         SECTION 3.5 Right of First Refusal on Certain Transfers.

         (a) If at any time ITI, Shalom, Casty, Eidelstein or any of their respective Affiliates, other than the Company, desires to Transfer all or any part of their Equity Securities, (other than pursuant to Permitted Sales) to any Person (the "Proposed Transferee"), such Stockholder (the "Seller") shall, except as provided below, submit a written offer (the "Offer") to sell such Equity Securities (the "Offered Shares") first to the Company, and second to the Holders on the same terms and conditions on which the Seller proposes to sell such Offered Shares to the Proposed Transferee. The parties acknowledge and agree that any Transfer described in the second sentence of Section 3.3(a) or in
Section 3.4 shall not be subject to the terms of this Section. The Offer shall disclose the identity of the Proposed Transferee, the Offered Shares proposed to be sold, the terms and conditions, including price, of the proposed sale, and any other material facts relating to the proposed sale. The Offer shall further state that the Company and the Holders may acquire, in accordance with the provisions of this Agreement, all or any portion of the Offered Shares for the price and upon the other terms and conditions, including deferred payment (if applicable), set forth therein.

         (b) Upon receipt of the Offer, if the Company desires to purchase all or any part of the Offered Shares, the Company shall communicate in writing its election to purchase to the Seller, which communication shall state the number of Offered Shares the Company desires to purchase and shall be given to the Seller in accordance with Section 5.4 below within thirty (30) days of the date the Offer was made. Such notice shall, when taken in conjunction with the Offer, be deemed to constitute a valid, legally binding and enforceable agreement for the sale to, and purchase by, the Company of the number of Offered Shares specified by the Company in such notice and on the terms of the Offer. Sales of the Offered Shares to be sold to the Company pursuant to this Section 3.5(b) shall be made at the offices of the Company on the 45th day following the date the Offer was made (or if such 45th day is not a Business Day, then on the next succeeding Business Day). Such sales shall be effected by the Seller's delivery to the Company of a certificate or certificates evidencing the Offered Shares to be purchased by it, duly endorsed for transfer to the Company, against payment to the Seller of the purchase price therefor by the Company.

         (c) Each Holder shall, subject to the prior purchase right of the Company, have the absolute right to purchase that number of Offered Shares not purchased by the Company as shall be equal to the number of Offered Shares not purchased by the Company multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock (determined on an as converted basis) then owned by such Holder and the denominator of which shall be the aggregate number of shares of Common Stock (determined on an as converted basis) then owned by all of the Holders. The amount of Offered Shares that each Holder is entitled to purchase under this Section 3.5(c) shall be referred to as its "Pro Rata Fraction." The Holders shall have a right of oversubscription such that if any Holder fails to accept the Offer as to its Pro Rata Fraction, the other Holders shall, among them, have the right to purchase up to the balance of the Offered Shares not so purchased. Such right of oversubscription may be exercised by a Holder by accepting the Offer as to more than its Pro Rata Fraction. If, as a result thereof, such oversubscriptions exceed the total number of Offered Shares available in respect of such oversubscription privilege, the oversubscribing Holders shall be cut back with respect to their oversubscriptions on a pro rata basis in accordance with their respective Pro Rata Fractions or as they may otherwise agree among themselves. If a Holder desires to purchase all or any portion of the Offered Shares, said Holder shall communicate in writing its election to purchase to the Seller and the Company, which communication shall state the number of Offered Shares said Holder desires to purchase and shall be given to the Seller in accordance with Section 5.4 below within thirty (30) days of the date the Offer was made. Such communication shall, when taken in conjunction with the Offer, be deemed to constitute a valid, legally binding and enforceable agreement for the sale and purchase of such Offered Shares (subject to the aforesaid limitations as to a Holder's right to purchase more than its Pro Rata Fraction) and on the terms of the Offer. Sales of the Offered Shares to be sold to purchasing Holders pursuant to this
Section 3.5(c) shall be made at the offices of the Company on the later of (i) the 45th day following the date the Offer was made (or if such later of (i) the 45th day is not a Business Day, then on the next succeeding Business Day) and
(ii) the third Business Day following receipt of all material governmental or other consents in connection with such sale. Such sales shall be effected by the Seller's delivery to each purchasing Holder of a certificate or certificates evidencing the Offered Shares to be purchased by it, duly endorsed for transfer to such purchasing Holder, against payment to the Seller of the purchase price therefor by such purchasing Holder.

         (d) If the Holders and the Company do not purchase in the aggregate all of the Offered Shares, the Offered Shares not so purchased may be sold by the Seller at any time within 90 days after the date the Offer was made, subject to the provisions of Section 3.6 hereof. Any such sale shall be to the Proposed Transferee, at the price and upon the other terms and conditions specified in the Offer. Any Offered Shares not sold within such 90-day period shall continue to be subject to the requirements of a prior offer pursuant to this Section 3.5. If Offered Shares are sold pursuant to this Section 3.5 to any purchaser who is not a party to this Agreement, the Offered Shares so sold shall no longer be subject to this Agreement.

         (e) The provisions of this Section 3.5 shall terminate upon the earlier of: (i) a Qualified Public Offering and (ii) the time at which the Investor Stockholders and the other Holders own fewer than 50% of the number of shares of Common Stock (determined on an as converted basis) that the Investor Stockholders owned as of the Subsequent Closing (adjusted for stock splits, combinations, stock dividends and the like).

         SECTION 3.6 Right of Participation in Sales.

         (a) If at any time the Seller desires to Transfer all or any part of the Equity Securities owned by the Seller to any Person other than one or more of the Holders (the "Buyer"), each of the Holders shall, except as provided below, have the right to sell to the Buyer, as a condition to such sale by the Seller, at the same price per share and on the same terms and conditions as involved in such sale by the Seller, the same percentage of the shares of Common Stock (on an as converted basis) owned by such Holder as the shares of Common Stock (on an as converted basis) to be sold by the Seller to the Buyer represents with respect to the shares of Common Stock (on an as converted basis) owned by the Seller immediately prior to the sale of any of the Seller's shares of Equity Securities to the Buyer. The parties acknowledge and agree that any Transfer described in the second sentence of Section 3.3(a) or in Section 3.4 or which, pursuant to the terms of Section 3.5(a) is not the subject of an Offer, shall not be subject to the terms of this Section.

         (b) Each Holder wishing to so participate in any sale under this
Section 3.6 shall notify the Seller in writing of such intention as soon as practicable after such Holder's receipt of the Offer made pursuant to Section 3.5, and in any event within twenty (20) days after the date the Offer was made. Such notification shall be given to the Seller in accordance with Section 5.4 below.

         (c) The Seller and each participating Holder shall sell to the Buyer all, or at the option of the Buyer, any part of the Equity Securities proposed to be sold by them at the price and upon other terms and conditions contained in the Offer provided by the Seller under Section 3.5 above; provided however, that any purchase of less than all of such Equity Securities by the Buyer shall be made from the Seller and each participating Holder pro rata based upon the relative amount of the Equity Securities that the Seller and each participating Holder is otherwise entitled to sell pursuant to Section 3.6(a).

         (d) Any Equity Securities sold by the Seller or a participating Holder pursuant to this Section 3.6 shall no longer be subject to this Agreement.

         (e) The provisions of this Section 3.6 shall terminate upon the earlier of: (i) a Qualified Public Offering and (ii) the time at which the Investor Stockholders and the other Holders own fewer than 50% of the number of shares of Common Stock (determined on an as-converted basis) that the Investor Stockholders owned as of the Subsequent Closing (adjusted for stock splits, combinations, stock dividends and the like).

                                   ARTICLE IV

                                   STANDSTILL

         SECTION 4.1 Acquisition of Additional Voting Securities.

         (a) Until the second anniversary of the date hereof, except as otherwise provided in this Section 4.1, each of the Investor Stockholders covenants and agrees with the Company that it shall not, and shall cause each of its controlled Affiliates not to, directly or indirectly, acquire, offer or propose to acquire or agree to acquire, whether by purchase, tender or exchange offer, through the acquisition of control of another Person (including by way of merger or consolidation), by joining a partnership, syndicate or other group (within the meaning of Section 13(d)(3) of the Exchange Act) or otherwise, the beneficial ownership of any additional Voting Securities if following such proposed acquisition (an "Acquisition") the Investor Stockholders together with their Affiliates would beneficially own, in the aggregate, in excess of 20% of the voting power represented by the Company's Voting Securities (the "Permitted Ownership Percentage") on an as converted and fully diluted basis (except (i) by way of stock dividends, stock reclassifications or other distributions or offerings made available and, if applicable, exercised on a pro rata basis, to holders of Equity Securities of the Company generally, (ii) Equity Securities acquired from the Company (including upon conversion of shares of Series A Preferred Stock) and (iii) pursuant to this Agreement (the "Acquisition Restrictions"); provided, however, that the foregoing Acquisition Restrictions shall not apply to any Acquisition that is approved by a majority of the Directors, excluding for the purposes of such approval any Investor Directors.

         (b) Upon a repurchase or redemption of Equity Securities by the Company that, by reducing the number of outstanding Equity Securities, increases the Investor Stockholders' ownership percentage to an amount in excess of the then-applicable Permitted Ownership Percentage, none of the Investor Stockholders or their Affiliates shall be required to dispose of Equity Securities beneficially owned by them; provided, however, that in such event, none of the Investor Stockholders or their

Affiliates may purchase additional Equity Securities until such time as their ownership percentage is less than the then-applicable Permitted Ownership Percentage.

         (c) Subject to Section 4.1(b) at any time the Investor Stockholders or any of their Affiliates become aware that the Investor Stockholders and their Affiliates beneficially own in the aggregate more than the Permitted Ownership Percentage, then the Investor Stockholders shall, as soon as is reasonably practicable (but in no manner that would require the Investor Stockholders or any such Affiliate to incur liability under Section 16(b) of the Exchange Act), take all action necessary to reduce the amount of Equity Securities beneficially owned by them and their Affiliates to an amount not greater than the Permitted Ownership Percentage in effect at such time.

                                    ARTICLE V

                                  MISCELLANEOUS

         SECTION 5.1 Termination. Except as otherwise provided herein, the provisions of this Agreement shall terminate: (a) upon the agreement of all of the parties hereto, (b) at the time at which the Investor Stockholders and the other Holders own fewer than 50% of the number of shares of Common Stock (determined on an as converted basis that the Investor Stockholders owned as of the Subsequent Closing (adjusted for stock splits, combinations, stock dividends and the like), and (c) with respect to any of ITI, Shalom, Eidelstein, Casty and its respective permitted transferees referred to in clause (i) of the second sentence of Section 3.3(a) or in Section 3.4, as the case may be, when such Stockholder together with its permitted transferees owns less than 2% of the outstanding Common Stock, on an as converted basis.

         SECTION 5.2 Amendments and Waivers. Except as otherwise provided herein, no modification, amendment or waiver of any provision of this Agreement shall be effective against the Company or any other party unless such modification, amendment or waiver is approved in writing by the Company and the Agent, acting on behalf of the Investor Stockholders. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

         SECTION 5.3 Successors, Assigns and Transferees. This Agreement shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective heirs, personal representatives, successors and permitted assigns. This Agreement may not be assigned by any party hereto without the prior written consent of the other parties, except as otherwise provided herein.

         SECTION 5.4 Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by confirmed facsimile if sent during normal business hours of the recipient, if not, then on the next business day;
(c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or
(d) one (1) business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent, with respect to the Company and the Investor Stockholders, to their respective addresses specified in the Stock Purchase Agreement (or at such other address as any such party may specify by like notice) and, with respect to any other party, to the address of such party as shown in the stock record books of the Company (or at such other address as any such party may specify to all of the above by like notice).

         SECTION 5.5 Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and otherwise to carry out the intent of the parties hereunder.

         SECTION 5.6 Entire Agreement. Except as otherwise expressly set forth herein, this document, the Stock Purchase Agreement and the Restated Registration Agreement embody the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, that may have related to the subject matter hereof in any way.

         SECTION 5.7 Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character on the part of any party hereto of any breach, default or noncompliance under this Agreement or any waiver on such party's part of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, by law, or otherwise afforded to any party, shall be cumulative and not alternative.

         SECTION 5.8 Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York without regard to the principles of conflicts of law thereof. Each party hereto hereby irrevocably submits to the nonexclusive jurisdiction of the courts of the state of New York and of the United States of America sitting in the City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that the venue thereof may not be appropriate, that such suit, action or proceeding is improper or that this Agreement or any of the documents referred to in this Agreement may not be enforced in or by said courts, and each party hereto irrevocably agrees that all claims with respect to such suit, action or proceeding may be heard and determined in such a New York state or federal court. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party in the manner provided in Section 12(b) of the Stock Purchase Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

         SECTION 5.9 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

         SECTION 5.10 Enforcement. Each party hereto acknowledges that money damages would not be an adequate remedy in the event that any of the covenants or agreements in this Agreement are not performed in accordance with its terms, and it is therefore agreed that in addition to and without limiting any other remedy or right it may have, the non-breaching party will have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof.

         SECTION 5.11 Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement

         SECTION 5.12 Legend. Each certificate evidencing any of the shares of Equity Securities held by the parties hereto shall bear a legend substantially as follows:

         "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF THE STOCKHOLDERS AGREEMENT, DATED AS OF JUNE, 2000, AS THE SAME MAY BE AMENDED, A COPY OF WHICH THE COMPANY WILL FURNISH TO THE HOLDER OF THIS CERTIFICATE UPON REQUEST AND WITHOUT CHARGE."

         SECTION 5.13 Appointment of Agent.

         Each of the Investor Stockholders hereby irrevocably appoints UBS (the "Agent") to act as its true and lawful agent and attorney-in-fact and representative with full power and authority in its name, place and stead to act on its behalf for all purposes under this Agreement. The foregoing power of attorney is hereby declared to be irrevocable and coupled with an interest, and such appointment includes, among other powers, the power and authority to exercise all rights and privileges, and to discharge all obligations, of the Investor Stockholders under this Agreement, including:

         (a) designating and removing the Investor Representatives and otherwise taking all actions required to be taken by the Investor Stockholders under
Article II, including providing consents;

         (b) providing consents to Transfers under Section 3.3;

         (c) giving and receiving notices hereunder and service of process in any legal action or other proceedings arising out of or related to this Agreement and the transactions hereby; and

         (d) amending or waiving the provisions of this Agreement.

Any instructions given by the Agent hereunder shall be validly given on behalf of each of the Investor Stockholders, and the Company shall have the right to rely thereon. UBS hereby accepts the appointment provided for in this Agreement and agrees to be bound by the provisions of this Agreement. All decisions and actions by the Agent shall be binding upon each of the Investor Stockholders and no Investor Stockholders shall have the right to object, dissent, protest or otherwise contest the same. The Company may conclusively rely upon any action taken by the Agent hereunder.

         SECTION 5.14 Termination. By its execution hereof, each of the Company, ITI Emerging Networks, Inc. and Casty agrees that the Subscription and Joint Venture Agreement, dated as of November 23, 1998, as amended, by and among the Company, Emerging Networks, Inc., ITI and Casty shall terminate concurrently with the execution and delivery of this Agreement.

         SECTION 5.15 Stockholder's Representation. (a) Each of the Stockholders severally (and not jointly) represents and warrants that all of the Equity Securities owned by it/him and any of its/his Affiliates is set forth on Exhibit A hereto and that each such Stockholder or it/his Affiliate owns such Equity Securities listed opposite its/his/their name free and clear of all Encumbrances (as defined in the Stock Purchase Agreement) except, with respect to Shalom, the Pledge Agreement.

         (b) Each of Shalom and ITI severally (and not jointly) represents and warrants that Shalom controls the voting and disposition rights on all shares of Equity Securities owned by ITI or any of ITI's Affiliates.

         SECTION 5.16 Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. This Agreement may be executed by facsimile signature(s).

                  [Remainder of Page Intentionally Left Blank]

         IN WITNESS WHEREOF, the parties hereto have executed the STOCKHOLDERS AGREEMENT as of the date set forth in the first paragraph hereof.


                                   IFX CORPORATION

                                   By: /s/ Joel Eidelstein
                                       ----------------------------------------
                                       Name:  Joel Eidelstein
                                       Title: President


                                   UBS CAPITAL AMERICAS III, L.P.

                                   By: UBS Capital Americas (LA-Advisors),  LLC

                                   By: /s/ Charles W. Moore
                                       ----------------------------------------
                                       Name:  Charles W. Moore
                                       Title: Principal

                                   By: /s/ Marc Unger
                                       ----------------------------------------
                                       Name:  Marc Unger
                                       Title: Chief Financial Officer


                                   UBS CAPITAL LLC

                                   By: /s/ George A. Duarte
                                       ----------------------------------------
                                       Name:  George A. Duarte
                                       Title: Attorney-in-Fact

                                   By: /s/ Marc Unger
                                       ----------------------------------------
                                       Name:  Marc Unger
                                       Title: Attorney-in-Fact


                                   INTERNATIONAL TECHNOLOGY INVESTMENTS, LC

                                   By: /s/ Michael Shalom
                                       ----------------------------------------
                                       Name:  Michael Shalom
                                       Title: Manager

                                       /s/ Joel Eidelstein
                                       ----------------------------------------
                                       Joel Eidelstein

                                       /s/ Lee S. Casty
                                       ----------------------------------------
                                       Lee S. Casty

                                       /s/ Michael Shalom
                                       ----------------------------------------
                                       Michael Shalom

The provisions of Section
5.14 of this Agreement are
hereby acknowledged and agreed to.

EMERGING NETWORKS, INC.


By: /s/ Joel Eidelstein
    --------------------------------
    Name:  Joel Eidelstein
    Title: President

                                    EXHIBIT A
                                    ---------

                                 PLEDGES BY ITI

1. Control or Restricted (Rule 144) Stock Borrower's Agreement (undated) between Donaldson Lufkin & Jenrette Securities Corporation ("DLJ"), and International Technology Investments, L.C. ("ITI"), whereby ITI pledges to DLJ 3,750,000 shares of IFX Corporation"s Common Stock which ITI owns of record.

2. Hypothecation Agreement between Scotiabank (Cayman Islands) Ltd. and International Technology Investments, L.C. ("ITI"), dated September 12, 1999, and related documents, whereby ITI pledges to Scotiabank 750,000 shares of IFX Corporation's Common Stock which ITI owns of record.

3. We were advised by IFX Corporation that there is a third pledge agreement between Crenshire Capital, L.P. ("Crenshire"), and International Technology Investments, L.C. ("ITI"), dated approximately, March 24, 2000, whereby ITI pledges to Crenshire 1,500,000 shares of IFX Corporation's Common Stock which ITI owns of record.

                                                                       EXHIBIT C

                          REGISTRATION RIGHTS AGREEMENT

                                      among

                                IFX CORPORATION,

                         UBS CAPITAL AMERICAS III, L.P.,

                                UBS CAPITAL LLC,

                   INTERNATIONAL TECHNOLOGY INVESTMENTS, LLC,

                                      and

                                 LEE S. CASTY

                            dated as June 15, 2000


                          REGISTRATION RIGHTS AGREEMENT
                          -----------------------------

         THIS REGISTRATION RIGHTS AGREEMENT (this "Agreement") is entered into as of June 15, 2000, among IFX Corporation, a Delaware corporation (the "Company"), UBS Capital Americas III, L.P., a Delaware limited partnership, and UBS Capital LLC, a Delaware limited liability company, (collectively "UBS" and together with their successors and assigns, the "Investor Stockholders"), INTERNATIONAL TECHNOLOGY INVESTMENTS, LC, a Nevada limited liability company ("ITI"), and LEE S. CASTY, individually ("Casty").

                                    RECITALS
                                    --------

         WHEREAS, the Company and the Investor Stockholders have entered into the IFX Corporation Preferred Stock Purchase Agreement, of even date herewith (the "Stock Purchase Agreement"), pursuant to which the Investor Stockholders will purchase shares (the "Preferred Shares") of newly issued Series A Convertible Preferred Stock, par value $1.00 per share, of the Company ("Series A Preferred Stock");

         WHEREAS, in connection with the Stock Purchase Agreement, the Company has agreed to grant the Investor Stockholders the registration rights described herein;

         WHEREAS, the Company, Emerging Networks, Inc., ITI and Casty were parties to a Subscription and Joint Venture Agreement, dated as of November 23, 1998, as amended, providing, inter alia, for registration rights, which Subscription and Joint Venture Agreement is being terminated as of the date hereof; and

         WHEREAS, in connection with the termination of such agreement, the Company has agreed to grant ITI and Casty the registration rights described herein;

         NOW THEREFORE, the parties hereto, in consideration of the foregoing and the mutual covenants and agreements hereinafter set forth, hereby agree as follows:

         1. Certain Definitions. As used herein, the following terms shall have the following meanings:

         "Commission" means the Securities and Exchange Commission or any other federal agency then administering the federal securities laws.

         "Common Shares" means shares of Common Stock held by ITI and Casty and their permitted assigns under Section 13(b) or the Investor Stockholders.

         "Common Stock" means the common stock, par value $0.02 per share, of the Company and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation exchange or other similar reorganization.

         "Conversion Shares" means shares of Common Stock issued or issuable upon conversion of the Preferred Shares or any other Convertible Securities held by the Investor Stockholders.

         "Convertible Securities" shall mean (i) any rights, options or warrants to acquire Common Stock or any capital stock of the Company or any Subsidiary, including the shares of Series A Preferred Stock to be issued hereunder, and
(ii) any notes, debentures, shares of preferred stock or other securities, options, warrants or rights, which are convertible or exercisable into, or exchangeable for, Common Stock or any capital stock of the Company or any Subsidiary.

         "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any similar federal statute, and the rules and regulations promulgated thereunder.

         "Initial Closing" has the meaning assigned to such term in the Stock Purchase Agreement.

         "Registration Expenses" means the expenses so described in Section 8.

         "Restricted Stock" means the Conversion Shares and Common Shares, excluding Conversion Shares and Common Shares which have been (a) registered under the Securities Act pursuant to an effective registration statement filed thereunder and disposed of in accordance with the registration statement covering them or (b) publicly sold pursuant to Rule 144 under the Securities Act.

         "Securities Act" means the Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations promulgated thereunder.

         "Selling Expenses" shall mean the expenses so described in Section 8.

         2. Restrictive Legend. Each certificate representing Preferred Shares, Conversion Shares or Common Shares shall, except as otherwise provided in this
Section 2 or in Section 3, be stamped or otherwise imprinted with a legend substantially in the following form:

          "THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER SUCH ACT AND ALL SUCH APPLICABLE LAWS OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE."

A certificate shall not bear such legend if in the opinion of counsel satisfactory to the Company (it being agreed that each of Neal, Gerber & Eisenberg and Kaye, Scholer, Fierman, Hays & Handler, LLP shall be satisfactory) the securities represented thereby may be publicly sold without registration under the Securities Act and any applicable state securities laws.

         3. Removal of Legend. Each certificate for Preferred Shares, Conversion Shares or Common Shares transferred shall bear the legend set forth in Section 2, except that such certificate shall not bear such legend if (i) such transfer is in accordance with the provisions of Rule 144 (or any other rule permitting public sale without registration under the Securities Act) or (ii) in the opinion of counsel satisfactory to the Company (it being agreed that either of Neal,

Gerber & Eisenberg or Kaye, Scholer, Fierman, Hays & Handler, LLP shall be satisfactory) the transferee and any subsequent transferee would be entitled to transfer such securities in a public sale without registration under the Securities Act.

         4. Required Registration. (a) At any time after the earlier of (i) 180 days following the consummation of a Qualified Public Offering (as defined in the Stock Purchase Agreement) and (ii) the first anniversary of the Initial Closing, the Investor Stockholders holding Restricted Stock constituting at least 66 2/3% of the total shares of Restricted Stock held by Investor Stockholders then outstanding, ITI or Casty may request the Company to register under the Securities Act all or any portion of the shares of Restricted Stock held by such requesting holder or holders for sale in the manner specified in such notice, provided that the shares of Restricted Stock for which registration has been requested shall have a reasonably anticipated aggregate price to the public which is at least $15,000,000 (the "Minimum Offering Price"); provided further that neither ITI nor Casty shall request such registration prior to a Qualified Public Offering without the consent of UBS. The only securities which the Company shall be required to register pursuant hereto shall be shares of Common Stock, provided, however, that, in any underwritten public offering contemplated by this Section 4 or Sections 5 and 6, the holders of Preferred Shares shall be entitled to sell such Preferred Shares to the underwriters for conversion and sale of the shares of Common Stock issued upon conversion thereof. Notwithstanding anything to the contrary contained herein, the Company shall not be required to file any registration statement under this Section 4, within such period of time after the effective date of any earlier registration statement relating to an underwritten public offering (other than a registration statement on Form S-3 or any successor thereto relating to the resale of securities of the Company acquired in connection with an acquisition or similar transaction (each, an "Acquisition Registration Statement")) as shall be determined in good faith by the managing underwriter of an underwritten public offering, provided that such time period shall not exceed 180 days.

         (b) Following receipt of any notice under this Section 4, the Company shall immediately notify all holders of Restricted Stock from whom notice has not been received and shall use its reasonable best efforts to register under the Securities Act, for public sale in accordance with the method of disposition specified in such notice from requesting holders, the number of shares of Restricted Stock specified in such notice (and in all notices received by the Company from other holders within 30 days after the giving of such notice by the Company). If such method of disposition shall be an underwritten public offering, the Company shall designate the underwriter(s) of such offering, subject to the approval by the holders of a majority of the shares of Restricted Stock, including the approval of holders of at least 66 2/3% of the shares of Restricted Stock proposed to be sold by Investor Stockholders, to be sold in such offering (such approval not to be unreasonably withheld or delayed). If the managing underwriter advises the Company in writing that in such underwriter's good faith determination the marketing factors require a limitation of the amount of Restricted Stock to be underwritten in such registration, the Company shall (to the extent that the managing underwriter believes that such securities can be sold in such offering without having an adverse effect upon the marketing of such offering) register in such registration (i) first, the Restricted Stock proposed to be sold by the parties participating in the demand registration of Restricted Stock under this Section 4, pro rata based upon the number of shares of Restricted Stock proposed to be sold by such holders; provided that until at least 50% of the Restricted Stock held by the Investor Stockholders determined on a fully diluted basis after the Subsequent Closing (as defined in the Stock Purchase Agreement) is registered and sold, the Investor Stockholders shall be entitled to have included in any registration under this Section 4 at least 50% of the Restricted Stock proposed to be included in such registration, and (ii) second securities held by the Company. The Company shall be obligated to register Restricted Stock pursuant to this Section 4, in the case of registrations requested by the Investor Stockholders, on two occasions only, and in the case of each of ITI and Casty on three occasions only, provided, however, that such obligation shall be deemed satisfied only when a registration statement covering all shares of Restricted Stock specified in demand notices delivered pursuant to
Section 4(a), for sale in accordance with the method of disposition specified by the requesting holders, shall have become effective and, if such method of disposition is a firm commitment underwritten public offering, all such shares designated in the notice shall have been sold pursuant thereto.

         (c) The Company shall, subject to Section 4(b), be entitled to include in any registration statement referred to in this Section 4 for sale in accordance with the method of disposition specified by the requesting holders, shares of Common Stock to be sold by the Company for its own account.

         5. Incidental Registration. If the Company at any time (other than pursuant to Section 4 or Section 6) proposes to register any of its securities under the Securities Act for sale to the public, whether for its own account or for the account of other security holders or both (except with respect to registration statements on Forms S-4, S-8 or another form not available for registering the Restricted Stock for sale to the public), each such time it will give written notice to all holders of outstanding Restricted Stock of its intention so to do. Upon the written request of any such holder, received by the Company within 30 days after the giving of any such notice by the Company, to register any of its Restricted Stock, the Company will use its reasonable best efforts to cause the Restricted Stock as to which registration shall have been so requested to be included in the securities to be covered by the registration statement proposed to be filed by the Company, all to the extent requisite to permit the sale or other disposition by the holder of such Restricted Stock so registered. In the event that any registration pursuant to this Section 5 shall be, in whole or in part, an underwritten public offering of Common Stock, and the managing underwriter advises the Company in writing that in such underwriter's good faith determination the marketing factors require a limitation of the amount of Restricted Stock to be underwritten in such registration then (a) if such registration is a primary registration on behalf of the Company, the Company shall (to the extent that the managing underwriter believes that such securities can be sold in such offering without having an adverse effect upon the marketing of such offering) register in such registration (i) first, the Company securities which the Company proposes to sell in such registration, (ii) second, the Restricted Stock held by Investor Stockholders which they propose to sell in such registration on a pro rata basis based upon the number of shares of Restricted Stock owned by such holders, (iii) third, Restricted Stock held by ITI and Casty which they propose to sell in such registration on a pro rata basis based upon the number of shares of Restricted Stock owned by such holders and (iv) fourth, securities held by other parties eligible for inclusion in such registration statement on a pro rata basis based upon the amount of securities held by them, and (b) if such registration is a secondary registration, the Company shall (to the extent that the managing underwriter believes that such securities can be sold in such offering without having an adverse effect upon the marketing of such offering) register in such registration (i) first, the Restricted Stock held by Investor Stockholders which they propose to sell in such registration on a pro rata basis based upon the number of shares of Restricted Stock owned by such holders, (ii) second, the Restricted Stock held by ITI and Casty which they propose to sell in such registration on a pro rata basis based upon the number of shares of Restricted Stock owned by such holders and (iii) third, the securities held by other parties eligible for inclusion in such registration on a pro rata basis based upon the amount of securities held by them. Notwithstanding the foregoing provisions, the Company may withdraw any registration statement referred to in this Section 5, without thereby incurring any liability to the holders of Restricted Stock other than for the payment of Registration Expenses in accordance with Section 8.

         6. Registration on Form S-3. If at any time (i) one or more Investor Stockholders, ITI or Casty requests that the Company file a registration statement on Form S-3 or any successor thereto for a public offering of all or any portion of the shares of Restricted Stock held by such requesting holder or holders, the reasonably anticipated aggregate price to the public of which would exceed $2,500,000, provided that the Restricted Stock for which registration has been requested constitutes at least 10% of the total shares of Restricted Stock then outstanding held by Investor Stockholders, if such registration is requested by one or more Investor Stockholders, or at least 10% of the total shares of Restricted Stock then outstanding held by ITI or Casty, as the case may be, if such registration is requested by ITI or Casty, and (ii) the Company is a registrant entitled to use Form S-3 or any successor thereto to register such shares, then the Company shall use its reasonable best efforts to register under the Securities Act on Form S-3 or any successor thereto, for public sale in accordance with the method of disposition specified in such notice, the number of shares of Restricted Stock specified in such notice. Whenever the Company is required by this Section 6 to use its reasonable best efforts to effect the registration of Restricted Stock, each of the procedures and requirements of Section 4 (including but not limited to the requirement that the Company notify all holders of Restricted Stock from whom notice has not been received and provide them with the opportunity to participate in the offering) shall apply to such registration, provided, however, that each of the Investor Stockholders (considered as a group), ITI and Casty may only request and obtain two registrations on Form S-3 under this Section in any calendar year, provided, further, that no request may be made by a party under this Section 6 within 180 days after the effective date of any other registration statement filed by the Company pursuant to this Section on behalf of such party, and provided further, however, that the requirements contained in Section 4(a) (other than the requirements as to a Minimum Offering Price) shall apply to any registration on Form S-3 which may be requested and obtained under this Section 6.

         7. Registration Procedures. If and whenever the Company is required by the provisions of Sections 4, 5 or 6 to use its reasonable best efforts to effect the registration of any shares of Restricted Stock under the Securities Act, the Company will, as expeditiously as possible:

         (a) prepare and file with the Commission a registration statement (which, other than in the case of an underwritten public offering pursuant to Section 4, may be on Form S-3 or any successor thereto if the Company is a registrant entitled to use such Form) with respect to such securities and use its reasonable best efforts to cause such registration statement to become and remain effective for the period of the distribution contemplated thereby (determined as hereinafter provided);

         (b) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the period specified in paragraph (a) above and comply with the provisions of the Securities Act with respect to the disposition of all Restricted Stock covered by such registration statement in accordance with the sellers' intended method of disposition set forth in such registration statement for such period;

         (c) furnish to each seller of Restricted Stock and to each underwriter such number of copies of the registration statement and the prospectus included therein (including each preliminary prospectus) as such persons reasonably may request in order to facilitate the public sale or other disposition of the Restricted Stock covered by such registration statement;

         (d) use its reasonable best efforts to register or qualify the Restricted Stock covered by such registration statement under the securities or "blue sky" laws of such jurisdictions as the sellers of Restricted Stock or, in the case of an underwritten public offering, the managing underwriter reasonably shall request, provided, however, that the Company shall not for any such purpose be required to qualify generally to transact business as a foreign corporation in any jurisdiction where it is not so qualified or to consent to general service of process in any such jurisdiction;

         (e) list the Restricted Stock covered by such registration statement with any securities exchange on which the Common Stock of the Company is then listed;

         (f) immediately notify each seller of Restricted Stock and each underwriter under such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event of which the Company has knowledge as a result of which the prospectus contained in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

         (g) as soon as practicable upon the occurrence of any event contemplated by Section 7(f), prepare and file a supplement or post-effective amendment to such registration statement or the prospectus contained in such registration statement, or any document incorporated therein by reference, or file any other required document so that, as thereafter delivered to the purchasers of the shares of Restricted Stock covered thereby, the prospectus contained in such registration statement will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the obligation to prepare and file any such supplement, post-effective amendment or other document shall be suspended (a "Suspension") if the Company shall furnish to the holders a certificate signed by the President of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its stockholders for such registration to be effected at such time due to any pending material financing, acquisition or corporate reorganization or other material corporate development involving the Company or any of its subsidiaries; provided further, that the Company shall only be permitted to effectuate one (1) Suspension in any twelve

(12) month period and any such suspension will be lifted by the Company as soon as practicable and will not, in any event, extend for more than 60 days with respect to any such specified event;

         (h) if the offering is underwritten and at the request of any seller of Restricted Stock, use its reasonable best efforts to furnish on the date that Restricted Stock is delivered to the underwriters for sale pursuant to such registration: (i) an opinion dated such date of counsel representing the Company for the purposes of such registration, addressed to the underwriters and to such seller, stating that such registration statement has become effective under the Securities Act and that (A) to the best knowledge of such counsel, no stop order suspending the effectiveness thereof has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the Securities Act, (B) the registration statement, the related prospectus and each amendment or supplement thereof comply as to form in all material respects with the requirements of the Securities Act (except that such counsel need not express any opinion as to financial statements contained therein) and (C) to such other effects as reasonably may be requested by counsel for the underwriters or by such seller or its counsel and (ii) a letter dated such date from the independent public accountants retained by the Company, addressed to the underwriters and to such seller, stating that they are independent public accountants within the meaning of the Securities Act and that, in the opinion of such accountants, the financial statements of the Company included in the registration statement or the prospectus, or any amendment or supplement thereof, comply as to form in all material respects with the applicable accounting requirements of the Securities Act, and such letter shall additionally cover such other financial matters (including information as to the period ending no more than five business days prior to the date of such letter) with respect to such registration as such underwriters reasonably may request; and

         (i) make available for inspection by each seller of Restricted Stock, any underwriter participating in any distribution pursuant to such registration statement, and any attorney, accountant or other agent retained by such seller or underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement.

         Upon receipt of any notice from the Company of any event of the kind described in Section 7.3(f), each seller of Restricted Stock (x) promptly will discontinue disposition of any shares of Restricted Stock pursuant to such registration statement until such seller of Restricted Stock has received copies of the supplemented or amended prospectus contemplated by Section 7(g) (it being understood that such discontinuance shall be deemed a Suspension subject to the limitations on Suspensions set forth in Section 7(g)), (y) thereafter, will utilize and distribute only such supplemented or amended prospectus, and (z) if so directed by the Company, will deliver to the Company all copies of the prospectus covering such shares of Restricted Stock in such party's possession at the time of receipt of such suspension notice.

         For purposes of Section 7(a) and 7(b), the period of distribution of Restricted Stock in a firm commitment underwritten public offering shall be deemed to extend until each underwriter has completed the distribution of all securities purchased by it, and the period of distribution of Restricted Stock in any other registration shall be deemed to extend until the earlier of the sale of all Restricted Stock covered thereby and 180 days following effectiveness of registration.

     In connection with each registration hereunder, each seller of Restricted Stock will furnish to the Company in writing such information with respect to itself and the proposed distribution by it as reasonably shall be necessary in order to assure compliance with federal and applicable state securities laws, and will notify the Company promptly upon the happening of any event during the period any registration statement is effective that makes any statement regarding such seller made in a registration statement or the prospectus contained therein untrue in any material respect or which requires the making of any changes in a registration statement or the prospectus contained therein in order to make the statements therein regarding such seller, in light of circumstances under which they were made, not misleading.

         In connection with each registration pursuant to Sections 4, 5 or 6 covering an underwritten public offering, the Company and each seller agree to enter into a written agreement with the managing underwriter selected in the manner herein provided in such form and containing such provisions as are customary in the securities business for such an arrangement between such underwriter and companies of the Company's size and investment stature.

         8. Expenses. All expenses incurred by the Company in complying with Sections 4, 5 and 6, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants for the Company, fees and expenses (including counsel fees) incurred in connection with complying with state securities or "blue sky" laws, fees of the National Association of Securities Dealers, Inc., transfer taxes, fees of transfer agents and registrars, costs of insurance and reasonable fees and disbursements of one counsel for the sellers of Restricted Stock, but excluding any Selling Expenses, are called "Registration Expenses". If ITI and/or Casty are the only parties (other than the Company) selling Restricted Stock pursuant to a registration statement described herein, "Registration Expenses" shall not include the fees and disbursements of counsel for such sellers of Restricted Stock. All underwriting discounts and selling commissions applicable to the sale of Restricted Stock are called "Selling Expenses".

         The Company will pay all Registration Expenses in connection with each registration statement under Sections 4, 5 or 6.

         9. Indemnification and Contribution. (a) In the event of a registration of any of the Restricted Stock under the Securities Act pursuant to Sections 4, 5 or 6, the Company will indemnify and hold harmless each seller of such Restricted Stock thereunder, each underwriter of such Restricted Stock thereunder and each of their respective officers, directors, employees, partners, agents or other person, if any, who controls such seller or underwriter within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which such seller, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such Restricted Stock was registered under the Securities Act pursuant to Sections 4, 5 or 6, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each such seller, each such underwriter and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, provided, however, that the Company will not be liable in any such case if and to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by any such seller, any such underwriter or any such controlling person in writing specifically for use in such registration statement or prospectus and, provided further, however, that the Company will not be liable to any such person or entity with respect to any such untrue statement or omission or alleged untrue statement or omission made in any preliminary prospectus that is corrected in the final prospectus filed with the Commission pursuant to Rule 424(b) promulgated under the Securities Act (or any amendment or supplement to such prospectus) if the person asserting any such loss, claim, damage or liability purchased securities but was not given a copy of the final prospectus (as amended or supplemented) at or prior to the written confirmation of the sale of such securities to such person in any case where such delivery of the final prospectus (as amended or supplemented) is required by the Securities Act, unless such failure to deliver the final prospectus (as amended or supplemented) was a result of the Company's failure to provide such prospectus (as amended or supplemented).

         (b) In the event of a registration of any of the Restricted Stock under the Securities Act pursuant to Sections 4, 5 or 6, each seller of such Restricted Stock thereunder, severally and not jointly, will indemnify and hold harmless the Company, each person, if any, who controls the Company within the meaning of the Securities Act, each officer of the Company who signs the registration statement, each director of the Company, each underwriter and each person who controls any underwriter within the meaning of the Securities Act, against all losses, claims, damages or liabilities, joint or several, to which the Company or such officer, director, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement under which such Restricted Stock was registered under the Securities Act pursuant to Sections 4, 5 or 6, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company and each such officer, director, underwriter and controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, provided, however, that such seller will be liable hereunder in any such case if and only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with information pertaining to such seller, as such, furnished in writing to the Company by such seller specifically for use in such registration statement or prospectus, and provided, further, however, that the liability of each seller hereunder shall be limited to the proportion of any such loss, claim, damage, liability or expense which is equal to the proportion that the public offering price of the shares sold by such seller under such registration statement bears to the total public offering price of all securities sold thereunder, but not in any event to exceed the net proceeds received by such seller from the sale of Restricted Stock covered by such registration statement.

         (c) Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to such indemnified party other than under this Section 9 and shall only relieve it from any liability which it may have to such indemnified party under this
Section 9 if and to the extent the indemnifying party is prejudiced by such omission. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel satisfactory to such indemnified party, and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 9 for any legal expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation and of liaison with counsel so selected, provided, however, that, if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded, based on advice of counsel, that there may be reasonable defenses available to it which are different from or additional to those available to the indemnifying party or if the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party, the indemnified party shall have the right to select a separate counsel and to assume such legal defenses and otherwise to participate in the defense of such action, with the reasonable expenses and fees of such separate counsel and other reasonable expenses related to such participation to be reimbursed by the indemnifying party as incurred.

         (d) In order to provide for just and equitable contribution in circumstances in which the indemnity agreement provided for in Sections 9(a) and 9(b) above is for any reason held to be unenforceable by the indemnified party although applicable in accordance with its terms, the Company and each holder of Restricted Stock exercising rights under this Agreement shall contribute to the aggregate losses, claims, damages and liabilities of the nature contemplated by such indemnity agreement incurred by the Company and such holder, (i) in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and such holder on the other, in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative fault of, but also the relative benefits to, the Company on the one hand and such holder on the other, in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits to the indemnifying party and indemnified party shall be determined by reference to, among other things, the gross proceeds received by the indemnifying party and indemnified party in connection with the offering to which such losses, claims, damages or liabilities relate. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether the action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, the indemnifying party or the indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. The parties hereto agree that it would not be just or equitable if contribution pursuant to this Section 9(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding sentence. Notwithstanding the provisions of this Section 9(d), each holder of Restricted Stock exercising rights under this Agreement shall not be required to contribute any amount in excess of the amount of the gross proceeds to such holder from sales of the Restricted Stock of such holder under a registration statement.

         Notwithstanding the foregoing, no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 9(d), each person, if any, who controls a holder of Restricted Stock within the meaning of Section 15 of the Securities Act shall have the same rights to contribution as such holder, and each director of the Company, each officer of the Company who signed a registration statement and each person, if any, who controls the Company within the meaning of Section 15 of the Act shall have the same rights to contribution as the Company.

         10. Changes in Common Stock or Preferred Stock. If, and as often as, there is any change in the Common Stock or the Preferred Stock by way of a stock split, stock dividend, combination or reclassification, or through a merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions hereof so that the rights and privileges granted hereby shall continue with respect to the Common Stock or the Preferred Stock as so changed.

         11. Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Restricted Stock to the public without registration, the Company agrees to:

         (a) make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act;

         (b) use its reasonable best efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

         (c) furnish to each holder of Restricted Stock forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of such Rule 144 and of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed by the Company as such holder may reasonably request in availing itself of any rule or regulation of the Commission allowing such holder to sell any Restricted Stock without registration.

         12. Representations and Warranties of the Company. The Company represents and warrants to the Investor Stockholders, ITI and Casty as follows:

         (a) The execution, delivery and performance of this Agreement by the Company have been duly authorized by all requisite corporate action on its part and will not violate any provision of law, any order of any court or other agency of government, the Certificate of Incorporation or By-laws each, as amended, of the Company or any provision of any indenture, agreement or other instrument to which it or any or its properties or assets is bound, conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument or result in the creation or imposition of any lien, charge or encumbrance of any nature whatsoever upon any of the properties or assets of the Company, except where the foregoing would not reasonably be expected to have a material adverse effect on the Company or its business.

         (b) This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

         13. Miscellaneous.

         (a) Except as otherwise provided herein, no modification, amendment or waiver of any provision of this Agreement shall be effective against the Company or any other party unless such modification, amendment or waiver is approved in writing by the Company and the holders of at least 66 2/3% of the outstanding shares of Restricted Stock held by each of the Investor Stockholders, ITI and Casty, provided that any modification, amendment or waiver which would adversely affect any party hereto in a manner which is different from the manner the other parties hereto are affected shall also require the approval of such party. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

         (b) This Agreement shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective heirs, personal representatives, successors and permitted assigns. This Agreement and the rights of the parties hereunder may not be assigned by any party hereto without the prior written consent of the other parties, except as otherwise provided herein. The Investor Stockholders may assign their rights and obligations hereunder to a transferee of Restricted Stock, provided that such transferees agree in writing to be bound by the provisions of this Agreement. ITI and Casty may assign their rights and obligations hereunder to a transferee of Restricted Stock, provided that each such transferee of ITI and Casty and any subsequent transferee shall, together with ITI or Casty, as the case may be, be deemed one person for purposes of this Agreement, and any right or notice hereunder on behalf of such person may only be delivered by ITI or by Casty (personally, or through his personal representatives) and, provided, further, that ITI or Casty, as the case may be, shall provide notice of any such assignment to the other parties hereto, and any such transferee must agree in writing to be bound by the provisions of this Agreement.

         (c) All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified; (ii) when sent by confirmed facsimile if sent during normal business hours of the recipient, if not, then on the next business day; (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent, with respect to the Company and the Investor Stockholders, to their respective addresses specified in the Stock Purchase Agreement (or at such other address as any such party may specify by like notice) and, with respect to any other party, to the address of such party as shown in the stock record books of the Company (or at such other address as any such party may specify to all of the above by like notice).

         (d) Except as otherwise expressly set forth herein, this document, the Stock Purchase Agreement, the Certificate (as defined in the Stock Purchase Agreement) and the Stockholders Agreement embody the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, that may have related to the subject matter hereof in any way.

         (e) This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York without regard to the principles of conflicts of law thereof. Each party hereto hereby irrevocably submits to the nonexclusive jurisdiction of the courts of the state of New York and of the United States of America sitting in the City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that the venue thereof may not be appropriate, that such suit, action or proceeding is improper or that this Agreement or any of the documents referred to in this Agreement may not be enforced in or by said courts, and each party hereto irrevocably agrees that all claims with respect to such suit, action or proceeding may be heard and determined in such a New York state or federal court. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party in the manner provided in Section 12(b) of the Stock Purchase Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

         (f) The obligations of the Company to register shares of Restricted Stock under Section 4, 5 or 6 shall terminate at the time at which all Restricted Securities are eligible for resale pursuant to Rule 144(k) under the Securities Act.

         (g) If requested in writing by the Company and the underwriters for an underwritten public offering of securities of the Company, each holder of Restricted Stock who is a party to this Agreement shall agree not to sell publicly any shares of Restricted Stock or any other shares of Common Stock (other than shares of Restricted Stock or other shares of Common Stock being registered in such offering), without the consent of the Company and such underwriters, for such period requested by the underwriters (not to exceed 180 days) following the effective date of the registration statement relating to the Qualified Public Offering (as defined in the Stock Purchase Agreement) or 90 days following the effective date of a registration statement relating to any other offering; provided, however, that all persons entitled to registration rights with respect to shares of Common Stock who are not parties to this Agreement, all persons holding 5% or more of the capital stock of the Company on a fully diluted basis and all executive officers and directors of the Company shall also have agreed not to sell publicly their Common Stock under the circumstances and pursuant to the terms set forth in this Section 13(g).

         (h) Notwithstanding the provisions of Section 7(a), the Company's obligation to file a registration statement, or cause such registration statement to become and remain effective, shall be suspended for a period not to exceed 90 days in any 12-month period if the Company shall furnish to the holders a certificate signed by the President of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its stockholders for such registration to be effected at such time due to any pending material financing, acquisition or corporate reorganization or other material corporate development involving the Company or any of its subsidiaries; provided, however, that any suspension effectuated by the Company under this Section 13(h) shall be deemed a Suspension subject to the limitation on the number of Suspensions permitted in any twelve month period under Section 7(g) hereof.

         (i) The Company shall not grant to any third party any registration rights more favorable than or inconsistent with any of those contained herein, so long as any of the registration rights under this Agreement remains in effect.

         (j) Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

         (k) The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

         (l) This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. This Agreement may be executed by facsimile signature(s).

         IN WITNESS WHEREOF, the parties have executed this REGISTRATION RIGHTS AGREEMENT as of the date set forth in the first paragraph hereof.


                                    IFX CORPORATION

                                    By:/s/ Joel Eidelstein
                                       --------------------------------------
                                       Name:  Joel Eidelstein
                                       Title: President


                                    UBS CAPITAL AMERICAS III, L.P
                                    By: UBS Capital Americas (LA-Advisors), LLC

                                    By:/s/ Charles W. Moore
                                       --------------------------------------
                                       Name:  Charles W. Moore
                                       Title: Principal

                                    By:/s/ Marc Unger
                                       --------------------------------------
                                       Name:  Marc Unger
                                       Title: Chief Financial Officer


                                    UBS CAPITAL LLC

                                    By:/s/ George Duarte
                                       --------------------------------------
                                       Name:  George Duarte
                                       Title: Attorney-in-Fact

                                    By:/s/ Marc Unger
                                       --------------------------------------
                                       Name:  Marc Unger
                                       Title: Attorney-in-Fact


                                    INTERNATIONAL TECHNOLOGIES
                                      INVESTMENTS, LLC

                                    By:/s/ Michael Shalom
                                       --------------------------------------
                                       Name:  Michael Shalom
                                       Title: Manager

                                       /s/ Lee S. Casty
                                       --------------------------------------
                                       Lee S. Casty

                                                                       EXHIBIT D

                     --------------------------------------

                           PURCHASE AND SALE AGREEMENT

                          IFX Corporation Common Stock

                     --------------------------------------





                          Dated as of October 12, 2000

                                TABLE OF CONTENTS

                                                                 Page
                                                                 ----
1.   Sale and Purchase of Common Stock..............................1

2.   Representations and Warranties of Sellers......................2
     (a)   Organization and Good Standing...........................2
     (b)   Ownership of Seller......................................2
     (c)   Authorization; Enforceability............................2
     (d)   No Conflicts.............................................2
     (e)   Good and Marketable Title to the Shares..................2
     (f)   Offering.................................................3
     (g)   Brokers..................................................3
     (h)   No Undisclosed Liabilities...............................3
     (i)   SEC Reports..............................................3
     (j)   Litigation...............................................3
     (k)   Disclosure...............................................3
     (l)   Use of Proceeds..........................................3

3.   Representations and Warranties of the Purchasers...............4
     (a)   Investment Intent........................................4
     (b)   Sophistication...........................................4
     (c)   Accredited Investor......................................4
     (d)   Brokers..................................................4
     (e)   Requisite Power and Authority............................4
     (f)   No Conflict..............................................4

4.   Conditions to Obligations of the Purchasers....................4
     (a)   Representations and Warranties...........................4
     (b)   Performance..............................................5
     (c)   Absence of Litigation....................................5
     (d)   Opinion of Counsel to Sellers............................5
     (e)   Consents.................................................5
     (f)   Closing Papers...........................................5
     (g)   Right of First Refusal...................................6

5.   Conditions to the Obligations of Sellers.......................6
     (a)   Representations and Warranties...........................6
     (b)   Performance..............................................6

6.   Survival.......................................................6

7.   Indemnification................................................6
     (a)   Indemnification by Sellers...............................6
     (b)   Indemnification by Purchasers............................7

                                                                 Page
                                                                 ----
8.   Miscellaneous Provisions.......................................7
     (a)   Notices..................................................7
     (b)   Severability.............................................7
     (c)   Governing Law............................................8
     (d)   Publicity................................................8
     (e)   Captions and Section Headings............................8
     (f)   Amendments and Waivers...................................8
     (g)   Successors and Assigns...................................8
     (h)   Expenses.................................................9
     (i)   Entire Agreement.........................................9
     (j)   Exhibits.................................................9
     (k)   Further Assurances.......................................9
     (l)   Condition to Effectiveness...............................9
     (m)   Counterparts.............................................9
     (n)   Disclosure Generally.....................................9

9.   Definitions....................................................9
     (a)   Definitions..............................................9
     (b)   Other Definitional Provisions...........................11

                                    EXHIBITS

EXHIBIT A    SCHEDULE OF PURCHASERS...............................A-1
EXHIBIT B    SCHEDULE OF EXCEPTIONS...............................B-1
EXHIBIT C    FORM OF OPINION OF SELLERS COUNSEL...................C-1

                           PURCHASE AND SALE AGREEMENT

         This Purchase and Sale Agreement is made and entered into as of the 12 day of October, 2000, by and among International Technology Investments L.C., a Nevada limited liability company ("ITI"), Michael Shalom ("Shalom" and together with ITI, the "Sellers") and each Person listed on the Schedule of Purchasers attached as Exhibit A hereto (the "Schedule of Purchasers") who executes this Agreement as a Purchaser (such Persons are referred to in this Agreement, collectively, as the "Purchasers" and individually, as a "Purchaser"). Unless defined elsewhere herein, capitalized and other defined terms shall have the meanings specified in Section 9.

                                    RECITALS

         Shalom is the sole, duly appointed and acting Manager of ITI and is an indirect beneficial owner of 40,000 units of Class A membership interests of ITI. ITI owns 6,000,000 shares of Common Stock and Shalom has the sole right to control the voting and disposition of such Common Stock held by ITI. Sellers desire to sell to the Purchasers, and the Purchasers desire to purchase from Sellers an aggregate of 1,500,000 shares of Common Stock for a total aggregate purchase price of Nine Million Dollars ($9,000,000) at the Closing (as defined below), subject to the terms and conditions herein.

                                    AGREEMENT

         In consideration of the premises and the mutual covenants, agreements, hereinafter set forth, the parties to this Agreement agree as follows:

         1. Sale and Purchase of Common Stock. Subject to the terms and conditions set forth in this Agreement, ITI agrees to sell to the Purchasers, and each of the Purchasers severally (and not jointly) agrees to purchase from ITI, the number of shares of Common Stock indicated opposite such Purchaser's name on the Schedule of Purchasers (the "Shares"), free and clear of all Encumbrances, for a purchase price of Six and 00/100 Dollars ($6.00) per share. The sale and purchase of the Shares shall take place at the offices of Kaye, Scholer, Fierman, Hays & Handler, LLP, 425 Park Avenue, New York, New York 10022, at 10:00 a.m., New York City time, at a closing (the "Closing") on the date hereof. At the Closing, ITI shall deliver to each Purchaser one or more stock certificates representing such Shares, together with a stock power dated the date of the Closing evidencing the transfer of such Shares to such Purchaser, free and clear of all Encumbrances, against delivery by such Purchaser to ITI of immediately available funds in the amount of the aggregate purchase price for such Shares. If at the Closing, ITI shall fail to tender to any Purchaser the Common Stock to be purchased by such Purchasers, or any of the conditions specified in Section 4 shall not have been fulfilled to the satisfaction of such Purchaser, such Purchaser shall, at its election, be relieved of all further obligations under this Agreement, without thereby waiving any other rights such Purchaser may have by reason of such failure or such nonfulfillment.

         2. Representations and Warranties of Sellers. Subject to the exceptions set forth in the Schedule of Exceptions attached as Exhibit B hereto (the "Schedule of Exceptions"), Sellers, jointly and severally, represent and warrant to each of the Purchasers that:

              (a) Organization and Good Standing. ITI is a limited liability company duly organized and validly existing under and by virtue of the laws of the State of Nevada and is in good standing under such laws. ITI is qualified, licensed or domesticated as a foreign limited liability company in all jurisdictions where the failure to be so qualified, licensed or domesticated would have a Material Adverse Effect. ITI has full power and authority (corporate and other) to own, lease and operate its properties and assets and to operate its business as currently being operated.

              (b) Ownership of ITI. All of the outstanding membership or other equity interests in ITI are owned by those Persons set forth in the Schedule of Exceptions free and clear of all Encumbrances. Shalom has the sole right to vote and dispose of (or cause the disposition of) all shares of Common Stock owned by ITI. Shalom is an indirect beneficial owner of 40,000 units of Class A membership interests of ITI.

              (c) Authorization; Enforceability. (i) Each Seller has all requisite right, power and authority to execute and deliver this Agreement and each of the other agreements and instruments referred to herein to be entered into by such Seller at or prior to the Closing in connection with the consummation of the transactions contemplated by this Agreement (the "Other Agreements") and to perform its obligations and consummate all of the transactions contemplated hereunder and thereunder, including the sale of the Shares to be purchased by each Purchaser at the Closing. All limited liability company proceedings have been taken and all limited liability company authorizations have been secured which are necessary on the part of ITI to authorize the execution, delivery and performance of this Agreement and each of the Other Agreements.

                   (ii) This Agreement has been duly executed and delivered and constitutes, and each of the Other Agreements when executed and delivered by each of the Sellers, will constitute, legal, valid and binding obligations of each of the Sellers, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency or other similar laws affecting the enforceability of creditors' rights generally and court decisions with respect thereto, and the discretion of courts in granting equitable remedies.

              (d) No Conflicts. The execution and delivery by each of the Sellers of this Agreement, the Other Agreements and the consummation of the transactions contemplated hereby and thereby by each of the Sellers will not result in any breach or violation of, default under or conflict with any provision of the organizational documents of ITI, any contract, agreement, instrument, order, injunction or decree to which either of the Sellers is a party or otherwise bound or any Applicable Law, and except as set forth in the Schedule of Exceptions, no Consent from any Governmental Authority or any other Person is required in connection with the execution, delivery or performance by Sellers of this Agreement or the Other Agreements.

              (e) Good and Marketable Title to the Shares. ITI has good, valid and marketable title to the Shares free and clear of all Encumbrances. Except as set forth on the

Schedule of Exceptions, no Person has any right of first refusal or similar rights and no other transfer restrictions exist in connection with the transfer by ITI of the Shares to the Purchasers as contemplated hereby.

              (f) Offering. Subject to the accuracy of the Purchasers' representations in Section 3 of this Agreement, the offer, sale and transfer of the Shares constitute transactions exempt from the registration and prospectus delivery requirements of Section 5 of the Securities Act and analogous provisions of the Applicable Laws of all other jurisdictions, and ITI has obtained (or is exempt from the requirement to obtain) all qualifications, permits and other consents required by all Applicable Laws governing the offer, sale or transfer of securities.

              (g) Brokers. No finder, broker, agent, financial advisor or other intermediary has acted on behalf of either of the Seller or any of their respective Affiliates in connection with the offer, sale or transfer of the Shares or the negotiation or consummation of this Agreement or the Other Agreements or any of the transactions contemplated hereby or thereby. All such negotiations or the consummation of this Agreement or the Other Agreements or any of the transactions contemplated hereby or thereby will not give rise to any valid claim against any of the Sellers, the Company or any of the Purchasers for any brokerage or finder's commission, fee or similar compensation.

              (h) No Undisclosed Liabilities. Except as set forth on the Schedule of Exceptions or in the SEC Reports, to the knowledge of ITI and to the best of the actual knowledge of Shalom, neither the Company nor any of the Company's subsidiaries has any liabilities, obligations, claims, commitments or debts of any nature, whether due or becoming due, or asserted or unasserted (whether fixed, accrued, absolute, contingent, secured or otherwise).

              (i) SEC Reports. To the knowledge of ITI and to the best of the actual knowledge of Shalom, the SEC Reports, including without limitation any financial statements or schedules included therein, at the time filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

              (j) Litigation. There are no Actions pending against either of the Sellers (or, to the best knowledge of Sellers, any basis therefor or threat thereof) which would affect the Sellers' obligations hereunder.

              (k) Disclosure. This Agreement (including the Schedules and Exhibits hereto) does not contain any untrue statement of any material fact or omit to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading.

              (l) Use of Proceeds. The proceeds received by Sellers in connection with the sale of the Common Stock to the Purchasers as contemplated hereby shall be used exclusively for the repayment of the obligations of Sellers set forth in the Schedule of Exceptions.

         3. Representations and Warranties of the Purchasers. Each Purchaser severally (and not jointly) represents and warrants to Sellers that:

              (a) Investment Intent. The shares of Common Stock to be purchased by and transferred to the Purchaser pursuant to this Agreement are being acquired by the Purchaser for its own account, for investment purposes, and with no present intention of publicly distributing, selling or otherwise disposing of them.

              (b) Sophistication. Such Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the proposed investment and therefore has the capacity to protect its own interests in connection with the purchase of its respective shares of Common Stock.

              (c) Accredited Investor. Such Purchaser is an "accredited investor" within the meaning of Regulation D promulgated under the Securities Act.

              (d) Brokers. No finder, broker, agent, financial advisor or other intermediary has acted on behalf of such Purchaser in connection with the transactions contemplated by this Agreement or the Other Agreements.

              (e) Requisite Power and Authority. Each Purchaser has all necessary power and authority to execute and deliver this Agreement and the Other Agreements to which it is a party and to carry out their provisions. This Agreement has been duly executed and delivered by each Purchaser, and each of the Other Agreements when executed and delivered by each Purchaser who is a party thereto, will constitute the legal, valid and binding obligations of such Purchaser, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, or other similar laws affecting the enforceability of creditors' rights generally and court decisions with respect thereto, and the discretion of courts in granting equitable remedies.

              (f) No Conflict. The execution and delivery by each Purchaser of this Agreement and the consummation of the transactions contemplated hereby by each Purchaser will not result in any violation of or default under, any provision of the organizational documents of such Purchaser, any contract to which such Purchaser is a party or any applicable law, rule or regulation, which violation or default could reasonably be expected to (i) affect the validity of this Agreement or any agreement entered into pursuant hereto, (ii) affect in any material respect any action taken or to be taken by such Purchaser pursuant to this Agreement or any agreement entered into pursuant hereto or (iii) have a material adverse effect on the properties, assets, business or operations of such Purchaser.

         4. Conditions to Obligations of the Purchasers. The obligation of each of the Purchasers to purchase and pay for the Common Stock which it has agreed to purchase at the Closing and the other obligations of each of the Purchasers under this Agreement are subject to the fulfillment at or prior to the Closing of the following conditions, any of which may be waived in writing in whole or in part by such Purchaser:

              (a) Representations and Warranties. On the date of the Closing each of the representations and warranties of Sellers set forth in this Agreement shall be true and correct in all material respects (other than Section 2(e) which shall be true and correct in all respects) in each case on the date hereof and at and as of the date of the Closing with the same effect as though such representations and warranties had been made at and as of the date of the Closing.

              (b) Performance. Each of the Sellers shall have performed and complied in all material respects with all agreements and conditions contained herein required to be performed or complied with by it prior to or at the Closing.

              (c) Absence of Litigation. (i) The consummation of the transactions contemplated hereby shall not have been restrained, enjoined or otherwise prohibited by any Applicable Law, including any order, injunction, decree or judgment of any court or other Governmental Authority; (ii) no court or other Governmental Authority shall have determined that any Applicable Law makes illegal the consummation of the transactions contemplated hereby and no Action with respect to the application of any such Applicable Law to such effect shall be pending or threatened; and (iii) no Action shall be pending or shall have been threatened which seeks to impose liability upon any of the Purchasers by reason of the consummation of the transactions contemplated by this Agreement.

              (d) Opinion of Counsel to Sellers. The Purchasers shall each have received the written opinion of counsel for Seller, in form and substance satisfactory to the Purchasers dated and delivered as of the date of the Closing, substantially identical in form and substance to Exhibit C hereto.

              (e) Consents. Sellers shall have obtained any and all Consents and Governmental Approvals set forth in the Schedule of Exceptions, and shall have made any and all filings and declarations necessary or appropriate (A) for the consummation of the transactions contemplated by this Agreement and the Other Agreements and (B) pursuant to Applicable Law in connection with the transactions contemplated by this Agreement and the Other Agreements.

              (f) Closing Papers. Sellers shall have delivered to each of the Purchasers all of the following:

                   (i) a certificate, dated as of the date of the Closing, stating that (A) the person signing such certificate (which person shall be Shalom individually and as managing member of ITI) has made or has caused to be made such investigations as are necessary to permit him/it to certify the accuracy of the information set forth therein, (B) such certificate does not misstate any material fact and does not omit to state any fact necessary to make the certificate not misleading, and (C) the other conditions specified in this
Section 4 have been satisfied;

                   (ii) copies (certified by the managing member of ITI) of the resolutions duly adopted by such managing member authorizing the execution, delivery and performance of this Agreement, the Other Agreements and all other agreements referred to in this Agreement as being executed at the Closing;

                   (iii) copies (certified by managing member of ITI) of the Certificate of Formation and Operating Agreement (or equivalent documents) of ITI, as amended through the date of the Closing;

                   (iv) a stock power duly executed by ITI evidencing the transfer to the respective Purchasers of the Shares to be purchased by such Purchaser hereunder together with the stock certificate(s) representing such Shares; and

                   (v) such other documents relating to the transactions contemplated by this Agreement as any Purchaser may reasonably request.

              (g) Right of First Refusal. Sellers shall have given written notice to the Company regarding the Company's right of first refusal under the Stockholders Agreement with respect to the Common Stock proposed to be sold hereunder and the Company shall have delivered to ITI a written waiver of such rights.

         5. Conditions to the Obligations of Sellers. The obligations of Sellers under this Agreement are subject to the fulfillment on or prior to the date of the Closing of the following conditions, any of which may be waived in writing, in whole or in part, by Sellers:

              (a) Representations and Warranties. On the date of the Closing, each of the representations and warranties of the Purchasers set forth in this Agreement shall be true and correct in all material respects on the date hereof and at and as of the date of the Closing with the same effect as though such representations and warranties had been made at and as of the date of the Closing.

              (b) Performance. The Purchasers shall have performed and complied in all material respects with all agreements and conditions contained herein required to be performed by or complied with by them prior to the Closing.

         6. Survival. The representations and warranties of Sellers set forth in Sections 2(a), (b), (c), (d), (e) and (l) shall survive the Closing indefinitely. All other representations and warranties of Sellers contained herein shall expire at the second anniversary of the Closing. The representations and warranties of the Purchasers contained herein shall expire at the second anniversary of the Closing. All covenants and agreements contained herein shall survive the Closing indefinitely.

         7. Indemnification.

              (a) Indemnification by Sellers. Sellers hereby, jointly and severally, agree to indemnify, defend and hold harmless the Purchasers and their respective directors, officers, members, partners (general or limited) employees, Affiliates, successors and assigns from and against any losses, liabilities, damages, costs or expenses, including, without limitation, interest, penalties and reasonable fees and expenses of counsel (collectively, "Losses"), based upon, arising out of or otherwise resulting from (i) any inaccuracy in any representation or breach of warranty of Sellers contained in this Agreement or the Other Agreements and (ii) the breach or nonfulfillment of any covenant, agreement or other obligation of the Sellers under this Agreement or the Other Agreements.

              (b) Indemnification by Purchasers. Each Purchaser severally (and not jointly) agrees to indemnify, defend and hold harmless the Sellers and their respective directors, officers, members, partners (general or limited) employees, Affiliates, successors and assigns from and against any Losses based upon, arising out of or otherwise resulting from (i) any inaccuracy in any representation or breach of warranty of such Purchaser contained in this Agreement or the Other Agreements and (ii) the breach or nonfulfillment of any covenant, agreement or other obligations of such Purchaser under this Agreement or the Other Agreements.

         8. Miscellaneous Provisions.

              (a) Notices. All notices, requests, demands, approvals, consents, waivers or other communications required or permitted to be given hereunder (each, a "Notice") shall be in writing and shall be (a) personally delivered,
(b) transmitted by telecopy facsimile, provided that the original copy thereof also is sent by pre-paid, first class, registered or certified mail (return receipt requested) or by next-day or overnight mail (to any United States address), or by an internationally recognized express delivery service (to any foreign address), (c) sent by first class, registered or certified mail (return receipt requested) or by next-day or overnight mail (to any United States address), postage and charges prepaid, or (d) delivered by an internationally recognized express delivery service (to any foreign address), postage and charges prepaid:

                   (i) if to any Purchaser, at the address and numbers set forth at the end of this Agreement, marked for attention as therein indicated;

                   (ii) if to ITI, to:

                        International Technology Investments, L.C.
                        1135 Terminal Way, Suite 106
                        Reno, Nevada  89502
                        Attention:  Michael A. Shalom
                        Telephone Number:  847-412-9411
                        Telecopy Number:  305-574-7867

                        With a copy to:

                        Adorno & Zeder, P.A.
                        2601 S. Bayshore Drive, Suite 1600
                        Coconut Grove, FL  33133
                        Attention:  Dennis Olle, Esq.
                        Telephone Number:  305-860-7278
                        Telecopy Number:  305-858-4777

or, in each case, at such other address and numbers as may have been furnished in a Notice by such Person to the other parties. Any Notice shall be deemed effective or given upon receipt (or refusal of receipt).

              (b) Severability. Should any Section or any part of a Section within this Agreement be rendered void, invalid or unenforceable by any court of law for any reason, such invalidity or unenforceability shall not void or render invalid or unenforceable any other Section or part of a Section in this Agreement.

              (c) Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York without regard to the principles of conflicts of law thereof. Each party hereto hereby irrevocably submits to the nonexclusive jurisdiction of the courts of the State of New York and of the United States of America sitting in the City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that the venue thereof may not be appropriate, that such suit, action or proceeding is improper or that this Agreement or any of the documents referred to in this Agreement may not be enforced in or by said courts, and each party hereto irrevocably agrees that all claims with respect to such suit, action or proceeding may be heard and determined in such a New York state or federal court. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party in the manner provided in
Section 8(a) and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

              (d) Publicity. Except as required by Applicable Law or the requirements of any securities exchange or market, no party shall make any public announcement in respect of this Agreement or the transactions contemplated hereby without the prior written consent of the other parties.

              (e) Captions and Section Headings. Captions or section headings contained in this Agreement are inserted as a matter of convenience and for reference purposes only, and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

              (f) Amendments and Waivers. Neither this Agreement nor any term hereof, may be changed, waived, discharged or terminated orally or in writing, except that any term of this Agreement may be amended and the observance of any such term may be waived (either generally or in a particular instance and either retroactively or prospectively) with (but only with) the prior written consent of each of the Sellers and Purchasers; provided, however, that no such amendment or waiver shall extend to or affect any obligation not expressly waived or impair any right consequent therein.

              (g) Successors and Assigns. All rights, covenants and agreements of the parties contained in this Agreement shall, except as otherwise provided herein, be binding upon and inure to the benefit of their respective successors and assigns. This Agreement may not be assigned (by operation of law, contract or otherwise) by any party hereto; provided, however, that each Purchaser may assign or otherwise transfer its rights and obligations hereunder to: (i) any Person who acquires shares of Common Stock from any Purchaser or any successor or assign of any Purchaser; or (ii) any successor-in-interest to substantially all of such Purchaser's or successor's or assign's business (whether by stock sale, asset sale or otherwise).

              (h) Expenses. Each of the parties hereto agree to bear the expenses incurred by him/it in connection with the transactions contemplated by this Agreement and the Other Agreements.

              (i) Entire Agreement. This Agreement (including the attached Exhibits and Schedules) contains the entire agreement and understanding of the parties and there are no further or other agreements or understandings, written or oral, in effect between the parties relating to the subject matter hereof.

              (j) Exhibits. The Exhibits and Schedules attached to this Agreement hereby are incorporated into and made a part of this Agreement.

              (k) Further Assurances. Each party shall cooperate and take such actions as may be reasonably requested by another party in order to carry out the provisions and purposes of this Agreement and the Other Agreements and the transactions contemplated hereby and thereby.

              (l) Condition to Effectiveness. This Agreement shall become effective only upon its execution and delivery by Sellers and each Purchaser.

              (m) Counterparts. This Agreement may be executed (including by facsimile transmission) with counterpart signature pages or in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

              (n) Disclosure Generally. The Schedule of Exceptions shall be arranged in sections corresponding to the Sections contained in this Agreement, and the disclosures in any section of the Schedule of Exceptions shall qualify only the corresponding section of this Agreement.

         9. Definitions.

              (a) Definitions. For the purposes of this Agreement, the following terms shall have the meanings specified below:

              "Action" shall mean any actions, proceedings, investigations (civil, criminal, regulatory or otherwise), arbitrations, claims, demands or grievances against either of the Sellers.

              "Affiliate" of a specified Person means (i) any Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person, or (ii) in the case of a natural Person, such Person's spouse, parent or lineal descendant (whether by blood or adoption and including stepchildren). "Control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise.

              "Agreement" shall mean this Agreement (including the Schedules and Exhibits hereto), as amended, supplemented or modified from time to time in accordance with the provisions hereof.

              "Applicable Law" shall mean, with respect to any Person, any and all provisions of any constitution, treaty, statute, law, regulation, ordinance, code, rule, judgment, rule of common law, order, decree, award, injunction, Governmental Approval, concession, grant, franchise, license, agreement, directive, guideline, policy, requirement, or other governmental restriction or any similar form of decision of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Authority, whether in effect as of the date hereof or thereafter and in each case as amended, applicable to such Person or its subsidiaries or their respective assets.

              "Closing" has the meaning set forth in Section 1.

              "Common Stock" shall mean the common stock, $.02 par value per share of the Company.

              "Company" shall mean IFX Corporation, a Delaware corporation.

              "Consent" shall mean any consent, approval, authorization, waiver, permit, grant, franchise, concession, agreement, license, exemption or order of, registration, certificate, declaration or filing with, or report or notice to, any Person, including any Governmental Authority.

              "$" or "dollars" shall mean lawful money of the United States of America.

              "Encumbrance" shall mean any lien, encumbrance, hypothecation, right of others, proxy, voting trust or similar arrangement, pledge, security interest, collateral security agreement, limitations on voting rights, limitations on rights of ownership filed with any Governmental Authority, claim, charge, equities, mortgage, pledge, objection, title defect, title retention agreement, option, restrictive covenant, restriction on transfer, right of first refusal, right of first offer, statutory or contractual preemptive right or any comparable interest or right created by or arising under Applicable Law, of any nature whatsoever.

              "Governmental Approvals" shall mean any action, order, authorization, consent, approval, license, lease, waiver, franchise, concession, agreement, license, ruling, permit, tariff, rate, certification, exemption of, filing or registration by or with, or report or notice to, any Governmental Authority.

              "Governmental Authority" shall mean any nation or foreign or domestic government, any state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government (including, without limitation, any government authority, agency, department, board, commission or instrumentality of the United States, any State of the United States or any political subdivision thereof), or any tribunal or arbitrator(s) of competent jurisdiction, or any self-regulatory organization.

              "include", "includes", "included" and "including" shall be construed as if followed by the phrase "without being limited to".

              "Losses" has the meaning set forth in Section 7(a).

              "Material Adverse Effect" shall mean any event, circumstance, occurrence, fact, condition, change or effect that is materially adverse to (i) the business, operations, results of operations, financial condition, properties, assets or liabilities of Sellers, or (ii) the ability of Sellers to perform fully its obligations under the Agreement and the Other Agreements and to consummate the transactions contemplated hereby and thereby.

              "Notice" has the meaning set forth in Section 8(a).

              "Other Agreements" has the meaning set forth in Section 2(c).

              "Person" or "person" shall mean any natural person, company, corporation, association, partnership, organization, business, firm, joint venture, trust, unincorporated organization or any other entity or organization, and shall include any Governmental Authority.

              "Schedule of Exceptions" has the meaning set forth in the first paragraph of Section 2.

              "Schedule of Purchasers" has the meaning set forth in the first paragraph hereof.

              "Securities Act" shall mean the Securities Act of 1933, as amended.

              "SEC" shall mean the U.S. Securities and Exchange Commission or any successor agency thereto.

              "SEC Reports" shall mean all forms, reports and documents filed by the Company with the SEC since January 1, 1997 required to be filed by it pursuant to the Federal securities laws and the rules and regulations of the SEC thereunder.

              "Shares" has the meaning set forth in Section 1.

              "Stockholders Agreement" shall mean the Stockholders Agreement among the Company, UBS, ITI, Joel Eidelstein, Shalom and Lee S. Casty dated as of June 15, 2000.

              "UBS" shall mean (i) UBS Capital Americas III, L.P., a Delaware limited partnership, and (ii) UBS Capital LLC, a Delaware limited liability company.

              (b) Other Definitional Provisions. The words "hereof", "herein", and "hereunder" and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Terms defined in the singular shall have a comparable meaning when used in the plural and vice versa. Whenever a representation or warranty made by a Person herein refers to the knowledge of such Person, such knowledge shall be deemed to consist of the actual knowledge of such Person or the knowledge which would have been present after reasonable due inquiry by such Person. A Person (other than an individual) will be deemed to have "knowledge" of a particular fact or other matter if any individual who is serving, or who has at any time served, as a director, executive officer, member, partner, executor or trustee of such Person (or a Person acting in any similar capacity) has, or any time had, actual knowledge of such fact or other matter, or should have had knowledge thereof given such individual's office or capacity and given industry standards or given reasonable due inquiry by such individual.

         IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.


                                                       INTERNATIONAL TECHNOLOGY
                                                       INVESTMENTS, L.C.


                                                       /s/  MICHAEL  SHALOM
                                                       ------------------------
                                                       By:     Michael Shalom
                                                       Title:  Manager

                                                       /s/  MICHAEL  SHALOM
                                                       ------------------------
                                                       MICHAEL SHALOM

Purchaser:

         The undersigned hereby executes and delivers this Agreement as of the date first above written as one of the Purchasers referred to therein for the purpose of purchasing from ITI the Shares at the Closing.


                                             UBS CAPITAL AMERICAS III, L.P.

                                             By: UBS Capital Americas III, LLC


                                             By:
                                                   ----------------------------
                                                   Name:
                                                   Title:

                                             By:
                                                   ----------------------------
                                                   Name:
                                                   Title:

Address:            UBS Capital Americas III, L.P.
                    c/o UBS Capital Americas III, LLC
                    299 Park Avenue
                    New York, NY  10171
                    Attention:  Mark O. Lama

Telephone No.:      (212) 821-5673
Telecopy No.:       (212) 821-6333

With a copy
of Notices to:      Kaye, Scholer, Fierman, Hays & Handler, LLP
                    425 Park Avenue
                    New York, New York 10022
                    Attention: Adam H. Golden, Esq.
Telephone No.:      (212) 836-8673
Telecopy No.:       (212) 836-6573

Purchaser:

         The undersigned hereby executes and delivers this Agreement as of the date first above written as one of the Purchasers referred to therein for the purpose of purchasing from the Company the Shares at the Closing.


                                             UBS CAPITAL LLC

                                             By:
                                                   ----------------------------
                                                   Name:
                                                   Title:

                                             By:
                                                   ----------------------------
                                                   Name:
                                                   Title:

Address:            UBS Capital LLC
                    299 Park Avenue
                    New York, NY  10171
                    Attention:  Mark O. Lama
Telephone No.:      (212) 821-5673
Telecopy No.:       (212) 821-6333


With a copy
of Notices to:      Kaye, Scholer, Fierman, Hays & Handler, LLP
                    425 Park Avenue
                    New York, New York 10022
                    Attention: Adam H. Golden, Esq.
Telephone No.:      (212) 836-8673
Telecopy No.:       (212) 836-6573

                                    EXHIBIT A

                             SCHEDULE OF PURCHASERS

                          IFX Corporation Common Stock


------------------------------------------------------------------------------
                    Purchaser                     Number of Shares
------------------------------------------------------------------------------
         UBS Capital Americas III, L.P.                1,425,000
------------------------------------------------------------------------------
                 UBS Capital LLC                          75,000
------------------------------------------------------------------------------

                                    EXHIBIT B

                             SCHEDULE OF EXCEPTIONS

2(b)-

---------------------------------------------------------------------------
     Members               Class A Units   Class B Units/1/   Total Units
---------------------------------------------------------------------------
MITS Investment Corp.         10,000             0               10,000
---------------------------------------------------------------------------
Philistar Ltd.                30,000             0               30,000
---------------------------------------------------------------------------
Cranshire Capital L.P.           0            27,500             27,500
---------------------------------------------------------------------------
Keyway Investments Ltd.          0            10,000             10,000
---------------------------------------------------------------------------
The dotCom Fund, LLC             0            22,500             22,500
---------------------------------------------------------------------------

2(d)- None

2(e)- The Company has a right of first refusal pursuant to that certain Stockholders Agreement, dated as of June 15, 2000, by and among UBS Capital Americas III, L.P. ("UBS L.P."), UBS Capital LLC ("UBS LLC" and together with UBS L.P., the "Investor Stockholders"), International Technology Investments, L.C., Joel Eidelstein, Michael Shalom, Lee S. Casty and the Company. Section 4.1 of the Stockholders Agreement requires the approval of a majority of the disinterested directors for the acquisition of the Shares by UBS.

2(h)- None.

2(i)- Use of Proceeds

      A total aggregate Purchase Price of $9,000,000 shall be used by ITI as follows:

     (i) $8,097,000 will be used to redeem the ITI Class B Unit Holders in the following respective amounts:

     Cranshire Capital L.P.      $3,724,667
     Keyway Investments Ltd.     $3,027,000
     The dotCom Fund, LLC        $1,345,333
     --------------------------------------
     Total Aggregate Payment     $8,097,000

     (ii) The balance of the proceeds ($903,000) will be used to reduce the balance of a Margin Loan provided by Donaldson Lufkin & Jenrette and to pay expenses associated with the transaction contemplated by the Agreement and the Other Agreements.

-----------
/1/ As of the Closing, all Class B unit HOlders will be redeemed by ITI.